04027220

PE
12-31-03

MGM MIRAGE ANNUAL REPORT 2003

TREMENDOUS FOCUS



TO OUR SHAREHOLDERS

Throughout our lives, we've all received the same advice in different ways – stay the course; keep your nose to the grindstone; concentrate. It all comes down to staying focused. While it may seem good advice for life in general, we at MGM MIRAGE firmly believe that staying focused has been a key element of our success. Staying focused is, in fact, one of the most fundamental elements of success in any business.

During 2003, the concentration and hard work of your management team and the 40,000 employees of MGM MIRAGE has created unrivaled opportunities by providing the necessary foundation upon which we continue to build your Company's future.

Over the past year, we devoted our energies and resources to solidifying our hard-earned reputation for quality – a reputation that is central to our business plan. To that end, we added amenities and attractions at each of our properties – new restaurants, shows, guest rooms, nightclubs and lounges were designed to awe our first time guests and inspire our devoted long-time customers.

This hard work and dedication is clearly reflected in our financial results. In 2003, we produced record net revenues of $3.9 billion, while our net income was $244 million.

MGM MIRAGE is also focused on identifying the most promising possibilities for growth in the U.S. and around the world. The gaming market in

the U.S. is somewhat mature after the past decade of unprecedented growth. While domestic opportunities exist, we believe that overseas opportunities have greater potential for significant, long-term returns.

We zeroed in on the important role we play in the lives of our employees and in the communities in which we are proud to do business.

of Commerce, Asian Chamber of Commerce, Urban Chamber of Commerce, the National Association for Black Accountants and Nevada Partners/Culinary Training Academy. Recruiting, training, and job placement are conducted through these organizations.

WE MAINTAINED FOCUS IN EVERY ASPECT OF OUR BUSINESS WITH AN EYE ON THE NEEDS OF OUR CUSTOMERS AND ATTENTION TO EVERY DETAIL.

As the most admired company in the gaming industry, MGM MIRAGE willingly accepts the privilege of leadership and the responsibilities that come with that honor. Taking the leading role within the gaming industry on important issues such as diversity, problem gambling and philanthropy is a role we welcome and embrace.

MGM MIRAGE fosters relationships with local government and business interests, and community-based cultural organizations such as the United States Hispanic Chamber

With our country involved in military action, we provide full pay and benefits for our employees on military leave. This reflects the commitment our company has not only to our employees, but also to their families, who serve our country.

In each case, our unmatched attention to detail and ability to stick to our business plan has resulted in increased shareholder value.



$3,600
$3,700
$3,800
$3,900
$4,000
$–
NET
REVENUE
$3,909
2003
($ in Millions)
$200
$400
$600
$800
$–
OPERATING
INCOME
$713
2003
($ in Millions)

TAKE A LOOK FOR YOURSELF.

OUR STRATEGY OF CONCENTRATING ON QUALITY, PINPOINTING THE RIGHT NEW BUSINESS OPPORTUNITIES AND ZEROING IN ON THE NEEDS OF OUR COMMUNITIES PRODUCED FOCUSED RESULTS.



NET INCOME $244
2003 ($ in Millions)
$–
$100
$200
$300
$400
MGM

CONCENTRATED ON QUALITY.



In April, we broke ground on an expansion project at **BELLAGIO**. Upon completion of the 928-room Spa Tower in December 2004, our guests will enjoy new retail and dining outlets, a completely renovated spa and expanded convention space. We've recently remodeled all of Bellagio's existing standard rooms, meaning every guest will enjoy amen[illegible] [illegible] entries, flat screen televisions and electro[illegible]


TREASURE ISLAND (TI) / LAS VEGAS


THE MIRAGE / LAS VEGAS


MGM GRAND
MGM GRAND / LAS VEGAS


NEW YORK-NEW YORK / LAS VEGAS


MGM GRAND / DETROIT


BEAU RIVAGE / BILOXI

FORTUNE MAGAZINE RECENTLY NAMED **MGM MIRAGE "AMERICA'S MOST ADMIRED GAMING COMPANY"** IN ITS ANNUAL SURVEY OF COMPANIES WITH LARGE U.S. OPERATIONS

You might say that our management team and employees are fixated on quality. A quick look at the accolades earned by our resorts tells volumes. Bellagio is one of only three AAA Five Diamond rated resorts in Las Vegas. We operate all three Five Diamond restaurants in Las Vegas – Picasso and Le Cirque at Bellagio and Renoir at The Mirage. Several of our other resorts – The Mirage, Treasure Island and Beau Rivage – are AAA Four Diamond-rated resorts.

And we continue to enhance and upgrade our offerings. Just in the past year, we redefined the travel and leisure experience at several of our resorts.

At New York-New York we opened *ZUMANITY*, the latest creation from Cirque du Soleil. This exciting new look at sensuality has already received international acclaim and has taken its place as one of the most popular shows in Las Vegas.

MGM Grand celebrated great change in 2003. Among the highlights was the creation of Tabú, a chic and innovative lounge with a new-age sophistication. At Fiamma Trattoria, a stylish outpost of the highly successful Manhattan restaurant, award winning restaurateur Stephen Hanson brings many of Fiamma Osteria's signature dishes to MGM Grand.


NEW ATTRACTIONS
NEW CIRQUE
PUT MGM

we celebrated the opening of Borgata in Atlantic City on July 3, 2003. This spectacular new resort has performed exceptionally well in its first six months. The first resort to open in Atlantic City in over 13 years, Borgata is setting a new standard for the market.

I want to take a moment to reflect on the remarkable careers of Siegfried & Roy. While their record-breaking performance at The Mirage has come to an end, we have paid a special tribute to them on the inside of the back cover of this year's

to our company, our community and the entertainment industry. While we will miss them as daily performers at The Mirage, we look forward to a long and vibrant relationship with them as they move into a new chapter in their incredible lives.

It is with mixed emotions that I note the sale of the Golden Nugget resorts in Las Vegas and Laughlin and the pending sale of MGM Grand Australia. But the proceeds from these sales provide significant resources to further invest in high return growth opportunities.


IRISHMEN

NEW YORK-NEW YORK, working with the Irish Pub Company, opened NINE FINE IRISHMEN, an authentic Irish pub with most of its interior architecture brought over directly from Ireland.



TREASURE ISLAND marked its tenth anniversary and introduced a new logo and branding campaign for "TI." Treasure Island, and opened the "Sirens of TI" show at the front of the resort.


MGM MIRAGE
PLAYERS CLUB

MGM GRAND completed the rollout of Players Club, the Company's exclusive player rewards program. 2003 also saw the opening of SEABLUE, the latest creation of internationally acclaimed chef Michael Mina. Mina's innovative menu offers "jet fresh" seafood dishes and fresh seasonal produce.


AVA

MIRAGE ... Polynesian-themed ... AVA, which features enticing décor and a cutting-edge bar that offers specialty drinks and signature cocktails.


FIAMMA
TRATTORIA


SEABLUE

LA FEMME / MGM GRAND



LOOKING FORWARD, WE ARE FOCUSED ON SPREADING THE MGM MIRAGE QUALITY TO NEW RESORTS AROUND THE WORLD.

And we have begun the process of turning opportunities into reality. Throughout 2003, MGM MIRAGE has been continuously evaluating opportunities for growth. As a result, we have taken several options for strategic investments in the United Kingdom. MGM MIRAGE has quickly established itself as the company most prepared to take advantage of anticipated gaming reforms in the U.K. By entering into well-designed strategic partnerships, MGM MIRAGE stands at the forefront of a new age of gaming in Great Britain.

With our long history of experience, commitment to quality and focus on management strength, we believe the opportunity to be great for our company, its shareholders, employees, business partners and new British neighbors.

We continued to explore opportunities in Asia, where governments have recently expanded the scope of gaming. For example, Macau has long been one of the most well known gaming destinations in the Far East. It now stands at the threshold of establishing a far broader reputation as one of the world's leading gaming centers. Its location only a few miles from mainland China and Hong Kong and in the heart of Asia makes it the perfect destination for tourists from many Asian nations.





UNITED KINGDOM



ASIA



THE RESIDENCES AT MGM GRAND are being developed in conjunction with Turnberry Associates, one of America's foremost developers of high-rise luxury condominiums.

BELLAGIO SPA TOWER. Bellagio couldn't get any better. So we are making it more available. In December, construction will be completed on the 928-room Spa Tower.

FUTURE GROWTH. Our company is aggressively pursuing opportunities in the United Kingdom and Asia in anticipation of gaming reforms in the near future. Our overseas opportunities will be in the form of joint ventures, equity investments or management contracts, all with the potential for high returns.





BORGATA, MGM MIRAGE's joint venture with Boyd Gaming, opened in the summer of 2003 as Atlantic City's first new casino resort in 13 years. In its brief history, Borgata has imbued the area with a heightened level of elegance and luxury. It's enormous success has made our adjacent land holdings at Renaissance Point a much more valuable asset.







WE ZERO IN ON THE COMMUNITIES IN WHICH WE WORK AND LIVE BY PROVIDING MEANINGFUL OPPORTUNITIES AND CHANGING LIVES



In 2003, our focus intensified on making substantive and meaningful change in the lives of our employees and in the communities in which we are privileged to do business.

We have the best employees in the industry, because we devote ourselves to pinpointing talented people and developing their leadership qualities. Programs like our partnership with the University of Nevada at Las Vegas Hotel College and our Management Associate Program are designed to prepare recent college graduates for careers in management with MGM MIRAGE.

All of our employees have access to programs which allow them to grow in their careers through programs like REACH!, a leadership development program for employees to further their skills and learn all facets of the supervisory experience through classroom instruction, job shadowing, and mentoring.

We also train our employees extensively, offering everything from courses such as **ESL** (**E**nglish as a **S**econd **L**anguage) classes for employees needing to improve their English-speaking skills to advanced customer service training and mentoring programs.

None of these programs would be possible without the complete focus and energy of the Human Resources Council, a group of HR leaders representing the Company's resorts and other entities. These women and men are responsible for the people polices, programs and fostering the wonderful culture of our organization.

The subject of problem gambling has taken a much larger role in public discourse in recent years, and MGM MIRAGE is at the forefront of addressing the issue. We were a founding member of the National Center for Responsible Gaming, the single largest source of funding for problem gambling research in the world.



OUR COMMITMENT TO

IN 2002, WE DEVELOPED A PROGRAM THAT ENCOURAGED PEOPLE TO BECOME "DIVERSITY CHAMPIONS." THE ROLE OF DIVERSITY CHAMPIONS IS TO CONDUCT MANAGEMENT DIVERSITY TRAINING, ASSIST WITH FRONT-LINE EMPLOYEE DIVERSITY EDUCATION, AND TO BE AN ADVOCATE AND ROLE MODEL OF DIVERSITY WITHIN THEIR WORK ENVIRONMENT. SIMPLY PUT, WE BELIEVE THAT FOSTERING DIVERSITY IN ALL ASPECTS OF OUR COMPANY IS A BUSINESS IMPERATIVE, ONE WHICH IS CRITICAL TO OUR CONTINUED SUCCESS AND GROWTH.

IN 2003, MGM MIRAGE WAS RECOGNIZED BY FORTUNE MAGAZINE ON ITS ANNUAL LIST OF "THE 50 BEST COMPANIES FOR MINORITIES."









OUTREACH



DIVERSITY



PHILANTHROPY

MGM MIRAGE is also proud to have been a founding member of the Nevada Council on Problem Gambling. In addition to our annual support, we recently increased our giving with a special grant to fund a three year commitment to provide an intern for the office staff as well as support training programs for non-profit organizations.

We provide Problem Gambling Awareness training for all employees that address definitions, warning signs, and help that is available for employees and guests who have a gambling problem.

Our philanthropic efforts are designed around the basic belief that charity begins at home. The initial focus of our charitable program, therefore, is on our employees. We offer numerous programs to assist employees in bettering their lives, including:

- Employee Emergency Relief Fund
- Citizenship Program
- On-Site Child Care Center
- 529 College Savings Program

MGM MIRAGE expanded its philanthropic focus to uplift the communities in which we do business by creating a [illegible] our employees. In 2002, we established the MGM MIRAGE Voice Foundation. Through this employee-directed organization more than $2.5 million was given to hundreds of worthy non-profit organizations. In addition to funding all costs associated with the Foundation, MGM MIRAGE donated an additional $2 million to hundreds of charities providing much-needed corporate funding for longer-term projects.

Our commitment to enriching the lives of our neighbors is brought to life through our charitable programs, environmental policies and volunteer efforts.

THE INTENSE FOCUS OF OUR MANAGEMENT TEAM TRULY MAKES US THE SHINING EXAMPLE IN THE INDUSTRY.

Along with my colleagues on the management committee, I want to acknowledge the invaluable contribution of our employees who, through their dedication and commitment, continually provide unparalleled service to our guests and customers. As we look back on 2003, we see a year of considerable achievement both in terms of financial performance and corporate responsibility.

By focusing on our business plan with unwavering intensity, we were able to deliver superior returns to our shareholders, increase the long-term growth potential of MGM MIRAGE, and provide meaningful opportunities for our employees, business partners and neighbors. Your management and our team of 40,000 people are devoted to achieving even greater success in 2004 and beyond.

J. Terrence Lanni
Chairman and Chief Executive Officer
March 26th, 2004



Gamal Aziz
President
MGM Grand Las Vegas



William J. Hornbuckle
President and COO
MGM MIRAGE Europe



Pictured from L to R:

James J. Murren
President, CFO and Treasurer
MGM MIRAGE

Gary N. Jacobs
Executive Vice President,
General Counsel and Secretary
MGM MIRAGE

J. Terrence Lanni
Chairman and CEO
MGM MIRAGE

John T. Redmond
President and CEO
MGM Grand Resorts, LLC

Robert H. Baldwin
President and CEO
Mirage Resorts, Inc.



William McBeath
President
The Mirage



President
Primadonna Resorts
MGM Grand Detroit
Human Resources
MGM MIRAGE
Robert V. Moon
Chairman
MGM MIRAGE
Marketing
Frank Visconti
President
MGM MIRAGE
Retail
Forrest Woodward
President
Boardwalk
Kenneth Rosevear
President
MGM MIRAGE
Development
Phyllis James
Senior VP and
Senior Counsel
MGM MIRAGE
Felix D. Rappaport
President
New York-New York
Andrew Wilson
General Manager
MGM Grand Darwin
Jeff Dahl
President
Beau Rivage
Alan Feldman
Senior VP
Public Affairs
MGM MIRAGE
Al Faccinto
President
MGM MIRAGE
International
Richard A. Sturm
President
MGM MIRAGE
Sports and Entertainment
William Smith
President
MGM MIRAGE
Design Group

MGM MIRAGE STAYS FINANCIALLY ON TARGET BY CONTINUALLY FOLLOWING OUR FORMULA FOR SUCCESS: SEARCH OUT THE BEST COMMUNITIES AND RESPOND TO OPPORTUNITIES WITH THE QUALITY AND ATTENTION THEY DESERVE.


CASINO
48%
ROOMS
19%
FOOD AND BEVERAGE
18%
ENTERTAINMENT RETAIL AND OTHER
15%

2003 GROSS REVENUE CONTRIBUTION


LAS VEGAS STRIP
76%
OTHER
7%
BILOXI
8%
DETROIT
10%

2003 NET REVENUE CONTRIBUTION BY REGION



JAMES J. MURREN

FINANCIAL OVERVIEW

I'm pleased to report that our financial vision has never been clearer. Our operating and financial performance in 2003 demonstrates how sharp focus and precise execution can lead to superior value for shareholders.

On an operating level, we entered 2003 with many questions, and even some concerns. Though it seems long ago, 2003 started with the uncertainty of the war in Iraq, SARS and a shaky United States economy. As a company, we never wavered from our philosophy, which we have set out for you many times – operate the best resorts in the best locations and provide unparalleled guest experiences. And again in 2003, our core operations were at the heart of our strong results.

FOCUS ON THIS: WE OPERATE THE BEST RESORTS IN THE BEST LOCATIONS AND PROVIDE UNPARALLED GUEST EXPERIENCES.

On the operational front, our net revenues increased 3% to over $3.9 billion. More importantly, we gained momentum throughout the year. For example, our best quarter was the fourth quarter, when revenue increased 6%. Several years ago, we were determined to establish strategies to improve the productivity of our major resorts. These initiatives focused on driving our slot and non-gaming revenues and increasing foot traffic into our buildings. We have invested significant capital in state-of-the-art slot technology and loyalty marketing systems, as well as new and improved room, retail and entertainment amenities. Observers of Las Vegas particularly focus on how much we earn for each of our rooms, because a large portion of any incremental revenue per available room becomes profit. Our REVPAR increased 5% in 2003, and we are looking for continued strong performance in this area in 2004. Meanwhile, slot volumes are rising rapidly as we gain share in this growing segment of the market.

We believe these solid results are the direct result of our continued emphasis on enhancing our resort amenities, because this enables us to provide a fresh experience for return visitors, as well as capture a larger portion of each guest's spending. A perfect example of this strategy at work is *ZUMANITY*™ at New York-New York. Opened to critical acclaim in August 2003, the show is attracting near sell out crowds and driving increased revenues in all operating areas.

We will stay steady with this strategy in 2004, with several new restaurants at MGM Grand Las Vegas, along with the highly anticipated new show from Cirque du Soleil, a nightclub in a class by itself at The Mirage, to be developed by the same talented group that developed Light at Bellagio and new amenities at TI, to name a few. Most powerful to our growth over the next few years will be the expansion of the incomparable Bellagio, which is scheduled for completion this December.

Our slot revenue increased 5% in 2003 with no new capacity. Instead, we are driving revenue gains through enhanced customer programs, like our loyalty program Players Club, which is now operating at full capacity in seven of our major resorts. Almost all of our slot machines also offer ticket-in, ticket-out functionality.

IN MEMORIAM

FRED BENNINGER

(1917–2004)

This year's annual report is dedicated to the memory of our friend and colleague, Fred Benninger. He was a towering force in building our industry into the success that it is today.

Fred developed and built the International Hotel (now the Las Vegas Hilton) and oversaw a renovation of the Flamingo Hotel (now the Flamingo Las Vegas).

He developed and built the original MGM Grand Hotel (now Bally's Las Vegas) and was that hotel's Chairman and Chief Executive Officer from 1971 to 1982. He then built the former MGM Grand Hotel, Reno (now the Reno Hilton). Finally, Fred also developed the current MGM Grand Hotel in Las Vegas.

He has served as a member of the Board of Directors for MGM Grand, Inc. and MGM MIRAGE since 1986, was on the Executive Committee of the Board and was also Chairman of the Audit Committee.

I don't know anyone with the breadth of experience in different industries and the success that Fred enjoyed in his long career.

We're going to miss a great leader in our company and our community.

J. Terrence Lanni

FRED BENNINGER

[illegible]




FUTURE DEVELOPMENT
Interstate 15
Tropicana
Flamingo
Spring Mountain
Las Vegas Blvd.
THE RESIDENCES AT MGM GRAND

These technology initiatives have only begun to deliver their full benefit to our company. As we further hone in on using Players Club to drive marketing and customer incentive programs, we will continue to not only increase revenue, but enhance the profitability of each incremental dollar of revenue.

SETTING THE STANDARD FOR ENTERTAINMENT WHILE REACHING OUT

And we must mention our newest addition, Borgata, 50% owned with Boyd Gaming Corporation. Borgata has only scratched the surface in reinventing the Atlantic City market, but has already made a meaningful contribution to our operations. Borgata is the first anchor to our increasingly valuable acreage on Renaissance Pointe.

Looking forward to 2004 and beyond, Borgata will become a more significant element of our operating results, and we expect the heart of our resort portfolio, our Las Vegas Strip resorts, to have another banner year. We are also excited about the prospects for The Residences at MGM Grand, a collaboration with Turnberry Associates, the leader in luxury residential development. Unique in our arrangement is our ability to share in the profits of developing and selling The Residences, with minimal capital investment, and the opportunity to add these residences to our room portfolio to generate ongoing revenue. Pre-sales on the first of potentially six towers are exceptionally strong, and we expect construction to begin this year. As the largest holder of prime Las Vegas Strip real estate, we are excited about the trend in Las Vegas to build upward and develop multi-use projects to maximize on the appeal of America's most exciting city.

As we have in the past, we generated significant cash flow from our operations – over $700 million after taxes. We returned significant value to the shareholders by reinvesting $550 million in our core assets, projects that have already yielded increased profits and will continue to do so in 2004, and by repurchasing stock. While sideline observers debate the relative value of dividends versus share repurchases, our near-term focus is to deliver real value through a consistent program of share repurchases. We repurchased 13.3 million shares of common stock for $443 million in 2003, and as of December 31, 2003, we had remaining authorization to repurchase 8 million more shares. We remain open-minded as it relates to dividends as we maintain our focus on allocating capital for the best interests of our stakeholders.

Given the tremendous strength of the Las Vegas market, we are concentrating our capital expenditures on our Las Vegas Strip resorts in 2004, with significant expenditures relating to the Bellagio expansion, an amazing new theatre at MGM Grand Las Vegas, and several new amenities at The Mirage and TI.

TO IMPROVE OUR COMMUNITIES CAN ONLY BE DONE BY REMAINING FOCUSED

We understand that management's most important role is to most effectively manage assets and allocate capital. To that end, we sold the Golden Nugget resorts for net proceeds of $213 million, and announced an agreement to sell MGM Grand Australia for approximately $150 million, a transaction we expect to close by the third quarter of 2004. The MGM Grand Australia sale reaffirms our ability to generate value – we purchased this resort for $80 million in 1995. Proceeds from these divestitures are earmarked for expansion projects with higher return potential.

Other key financial moves included securing an amended $2.5 billion senior credit facility, which we will be able to borrow on through November 2008. We also issued $600 million of 6% senior notes due in 2009. Further taking advantage of the positive interest rate environment, in early 2004 we issued $525 million of 5.875% senior notes due in 2014. These transactions help solidify our capital structure for future investment and growth. Giving effect to the February 2004 issuance, we have approximately $1.5 billion of available borrowings under our senior credit facility.

Our financial flexibility will serve us well in pursuing development opportunities. We believe that the right opportunities must be in a sustainable market, where we see the potential for dependable cash flows and the highest risk adjusted returns. In that regard, we believe our current focus on the United Kingdom and Macau is clearly on target.

From a financial perspective, the strategic partnerships and agreements we've already made meet several key objectives – align our interests with strong, strategic local partners, minimize up-front capital investment, and control the quality of operations.

Our agreement with Earls Court and Olympia is a good example of our strategy. The location of the development, on premises leased from EC&O, is adjacent to the existing Olympia exhibition hall, a strategic location in west London. We will make a reasonable equity investment for 82.5% of the venture, and will provide a loan for half of the estimated $232 million in development costs, with the other half financed through project-specific financing. We will operate the development and receive a management fee.

Also in the UK, in Newcastle, we will be 50% partners in a joint venture to develop a multi-use project, including a casino, adjacent to Newcastle United's football (soccer to us Americans) stadium. Again, capital outlays would be minimal, and we would operate the complex. And our agreement with British Land Company would result in a casino development in Sheffield, adjacent to the Meadowhall Shopping Centre.

These and our other agreements are, of course, subject to implementation of the proposed gaming reforms, and adoption of a tax structure condusive with running a successful business. We are optimistic about the prospects for such conditions to be met.

We are keenly interested in Macau and other Asian markets, and continue to explore potential opportunities in Asia.

In 2003, we succeeded by directing every effort to maximize profit from our premium portfolio of resorts. We pinpointed financial moves that further optimize our financial structure. And we honed in on those growth initiatives that will provide durable cash flows and exceptional risk adjusted returns.

Armed with an unmatched management team, a dedicated workforce and superior financial strength, we expect to be the focus of investors looking to maximize their returns for years to come.



James J. Murren
President, Chief Financial Officer and Treasurer
MGM MIRAGE
March 26th, 2004

FINANCIAL

For the Years Ended December 31	2002	2001	2000	1999
Net revenues	$ 3,792,248	$ 3,731,636	$ 2,947,221	$ 1,330,853
Operating income	757,747	609,693	527,686	209,868
Income from continuing operations	295,200	165,188	159,819	94,226
Income before cumulative effect of change in accounting principle	292,435	169,815	160,744	94,226
Net income	292,435	169,815	160,744	86,058
Basic earnings per share				
Income from continuing operations	$ 1.87	$ 1.04	$ 1.10	$ 0.81
Income before cumulative effect of change in accounting principle	$ 1.85	$ 1.07	$ 1.11	$ 0.81
Net income per share	$ 1.85	$ 1.07	$ 1.11	$ 0.74
Weighted average number of shares	157,809	158,771	145,300	116,580
Diluted earnings per share				
Income from continuing operations	$ 1.85	$ 1.03	$ 1.08	$ 0.78
Income before cumulative effect of change in accounting principle	$ 1.83	$ 1.06	$ 1.09	$ 0.78
Net income per share	$ 1.83	$ 1.06	$ 1.09	$ 0.72
Weighted average number of shares	159,940	160,822	147,901	120,086
Cash dividends per share (1)	$ —	$ —	$ 0.10	$ —
At year-end				
Total assets	$ 10,504,985	$ 10,497,443	$ 10,734,601	$ 2,743,454
Total debt, including capital leases	5,222,195	5,465,608	5,880,819	1,330,206
Stockholders' equity	2,664,144	2,510,700	2,382,445	1,023,201
Stockholders' equity per share	$ 17.24	$ 15.95	$ 14.97	$ 8.98
Number of shares outstanding	154,574	157,396	159,130	113,880

(1) On December 13, 1999 the Board of Directors approved an initial quarterly cash dividend of $0.10 per share to stockholders of record on February 10, 2000. The dividend was paid on March 1, 2000. As a result of the acquisition of Mirage Resorts, Incorporated, we announced on April 19, 2000 that the quarterly dividend policy was discontinued.

New York-New York was 50% owned until March 1, 1999 when the Company acquired the remaining 50%. The Primm Valley Resorts were acquired on March 1, 1999. MGM Grand South Africa managed casinos in the Republic of South Africa from October 1997 through May 2002. MGM Grand Detroit commenced operations in July 1999. The Mirage acquisition occurred on May 31, 2000.

In June 2003, we entered into an agreement to sell our Golden Nugget Subsidiaries, including substantially all of the assets and liabilities of those resorts. This transaction closed in January 2004. Also in June 2003, we ceased operations of PLAYMGMMIRAGE.com, our online gaming website ("Online"). The results of the Golden Nugget Subsidiaries and Online are classified as discontinued operations for all periods presented.

FINANCIAL TABLE OF CONTENTS

HERE'S THE COMPLETE LIST OF HOTEL CASINOS TO WIN THE AAA FIVE DIAMOND AWARD: BELLAGIO

In its brief history, Bellagio has earned every hotelier's accolade worth receiving and become synonymous with quality and elegance. Audiences gasp in wonderment at the Cirque du Soleil show "O". The dancing fountains have become an internationally famous Las Vegas trademark. And in December 2004, Bellagio's splendor grows with the addition of 928 rooms and suites.



OUR CURRENT OPERATIONS

Our operations consist of 12 wholly-owned casino resorts and 50% investments in two other casino resorts, including:

Las Vegas, Nevada:	Bellagio, MGM Grand Las Vegas, The Mirage, TI, New York-New York, Boardwalk, and Monte Carlo (50% owned).
Other domestic:	The Primm Valley Resorts (Buffalo Bill's, Primm Valley Resort and Whiskey Pete's) in Primm, Nevada; Beau Rivage in Biloxi, Mississippi; MGM Grand Detroit; Borgata (50% owned) in Atlantic City, New Jersey.
International:	MGM Grand Australia in Darwin, Northern Territory, Australia

We operate in one segment, the operation of casino resorts, which includes offering gaming, hotel, dining, entertainment, retail and other resort amenities. Slightly over half of our net revenues are derived from gaming activities, a lower percentage than many of our competitors, as our operating philosophy is to provide a complete resort experience for our guests, including non-gaming amenities which command a premium price based on their quality.

We generate a majority of our net revenues and operating income from our Las Vegas Strip resorts. In 2003, over 75% of our net revenues and operating income was generated by wholly-owned Las Vegas Strip resorts. We believe that we own the premier casino resorts on the Las Vegas Strip, and a main focus of our strategy is to continually reinvest in these resorts to maintain that competitive advantage. Our concentration on the Las Vegas Strip exposes us to certain risks outside of our control, such as competition from other Las Vegas Strip resorts, including a major new competitor expected to open in 2005, and the impact from potential expansion of gaming in California. This concentration also exposes us to risks related to tourism and the general economy, including national and global economic conditions and terrorist attacks or other global events.

Key Performance Indicators

As a resort-based company, our operating results are highly dependent on the volume of customers at our resorts, which in turn impacts the price we can charge for our hotel rooms and other amenities. We also generate a significant portion of our operating income from the high-end gaming segment, which can cause variability in our results. Key performance indicators related to revenue are:

- Gaming revenue indicators – table games drop and slot handle (volume indicators); "win" or "hold" percentage, which is not fully controllable by us. Our normal table games win percentage is in the range of 18% to 22% of table games drop and our normal slot win percentage is in the range of 6% to 7% of slot handle;

- Hotel revenue indicators – hotel occupancy (volume indicator); average daily rate ("ADR", price indicator); revenue per available room ("REVPAR"), a summary measure of hotel results, combining ADR and occupancy rate.

Most of our revenue is essentially cash-based, through customers wagering with cash or paying for non-gaming services with cash or credit cards. Our resorts, like many in the industry, generate significant operating cash flow. Our industry is capital intensive and we rely heavily on the ability of our resorts to generate operating cash flow to repay debt financing, fund maintenance capital expenditures and provide excess cash for future development.

Our results of operations do not tend to be seasonal in nature, though a variety of factors can affect the results of any interim period, including the timing of major Las Vegas conventions, the amount and timing of marketing and special events for our high-end customers, and the level of play during major holidays, including New Year and Chinese New Year.

Overall Outlook

We have invested heavily in our existing operations in 2002 and 2003, and expect to continue to do so in 2004. Our Las Vegas Strip resorts require ongoing capital investment to maintain their competitive advantages. We believe the investments in additional non-gaming amenities we made in 2003 and our planned spending in 2004 will further position our resorts to capitalize on the expected continued economic recovery. Borgata, which opened in July 2003, will have a more meaningful impact on our operating results in 2004, given a full year of operations.

MGM Grand Detroit operates in an interim casino facility, and we have plans to develop a permanent casino resort, though our ability to do so is currently limited pending resolution of certain litigation. We expect the permanent casino resort to cost approximately $575 million, a significant amount of which may be invested in 2004 and 2005.

We have made several strategic agreements to take advantage of currently proposed gaming law reforms in the United Kingdom. The timing of adoption of these reforms, if they are adopted at all, is uncertain. However, we believe that the gaming market in the UK would be profitable assuming a reasonable tax and regulatory structure, and a market in which our style of resorts and our management expertise would provide us with a competitive advantage.

In January 2004, we announced the proposed acquisition of Wembley plc. If completed, this acquisition would provide us with a gaming facility in Rhode Island, allowing us to further diversify into the northeast United States, a gaming market we consider to be under-served. Wembley also owns several greyhound tracks in the United Kingdom, which could provide sites for additional casino development, subject to the same risks and uncertainties as our other potential investments in the United Kingdom.

We also own two premium casino development sites in existing markets, one on the Las Vegas Strip between Bellagio and Monte Carlo and one at Renaissance Pointe in Atlantic City, adjacent to Borgata. The timing or extent of any development on these sites is uncertain.

Summary Financial Results

The following table summarizes our results of operations:

(In thousands, except per share data)

Year Ended December 31	2003	% Change	2002	%Change	2001
Net revenues	**$3,908,816**	**3%**	$ 3,792,248	2%	$ 3,731,636
Operating income	**713,069**	**(6%)**	757,747	24%	609,693
Income from continuing operations	**237,112**	**(20%)**	295,200	79%	165,188
Diluted income from continuing operations per share	**$ 1.56**	**(16%)**	$ 1.85	80%	$ 1.03

Income from continuing operations decreased in 2003 due to lower operating income and higher interest expense resulting from lower capitalized interest and, to a lesser extent, increased borrowings. Our long-term debt increased approximately 6%, primarily in the fourth quarter, in order to fund capital investments and share repurchases. In 2002, income from continuing operations increased as a result of the significant one-time expenses incurred in 2001, along with stable payroll expenses as a result of restructuring activity in late 2001 and a significantly lower provision for doubtful accounts. Also contributing to the increase in 2002 was significantly lower interest expense, as variable interest rates decreased in 2002 and we reduced long-term debt by approximately 4% in 2002.

Results on a per share basis were positively impacted by a lower weighted average number of shares outstanding, particularly in 2003. This is the result of share repurchases throughout 2002 and 2003.

Operating Results

The following table includes key information about our operating results:

Year Ended December 31 (In thousands)	2003	% Change	2002	% Change	2001
Net revenues	**$3,908,816**	**3%**	$3,792,248	2%	$3,731,636
Operating expenses					
Casino and hotel operations	**2,174,539**	**6%**	2,060,204	(3%)	2,118,687
General and administrative	**591,155**	**4%**	566,080	2%	552,916
Corporate expense	**61,541**	**40%**	43,856	17%	37,637
Preopening, restructuring and property transactions, net	**17,527**	**48%**	11,832	(84%)	73,574
Depreciation and amortization	**404,597**	**5%**	384,890	2%	375,945
	3,249,359	**6%**	3,066,862	(3%)	3,158,759
Income from unconsolidated affiliates	**53,612**	**66%**	32,361	(12%)	36,816
Operating income	**$ 713,069**	**(6%)**	$ 757,747	24%	$ 609,693

On a consolidated basis, the most important factors and trends contributing to our operating performance over the last three years have been:

- The significant impacts of the attacks of September 11, 2001. Business levels before the attacks were very strong, despite a weakening United States economy. The impact of the attacks caused a significant drop in leisure travel and contributed to the weakening economy and stock market declines experienced in 2002 and into 2003;
- The restructuring of operations in response to the attacks, which positively impacted 2002 operating results due to generally lower staffing levels;
- The war with Iraq and the outbreak of SARS in Asia, both of which negatively impacted leisure travel and our high-end gaming business in late 2002 and early 2003;
- The new labor contract covering our Las Vegas Strip employees since mid-2002, which calls for significant annual wage and benefits increases through 2007;
- The current economic recovery in the United States, which began to impact our operations in the latter half of 2003 and should continue to positively affect our results in 2004.

As a result of the above trends, our net revenues increased 3% in 2003, including a higher percentage increase in the second half of the year, while increasing only 2% in 2002. New York-New York experienced a 23% increase in net revenues due to the addition of *ZUMANITY*™, the newest show from Cirque du Soleil, which opened in August 2003 and other amenities, including a new Irish pub, Nine Fine Irishmen, which opened in July 2003. Bellagio's revenues were flat despite the negative effects of SARS and the Iraq war in early 2003 and having 17% of its standard rooms out of service in the fourth quarter. Bellagio's REVPAR increased 7% for the year, but on a base of fewer rooms due to an ongoing project to remodel all of Bellagio's standard rooms. Bellagio's other indicators were also strong, including a 5% increase in slot revenues. Similarly, net revenues increased 3% at MGM Grand Las Vegas, with a higher rate of increase in the second half of 2003 due to increased non-gaming spending and the addition of several new food and beverage outlets.

Our operating income in 2003 decreased 6%, due primarily to higher payroll and benefits expenses, which constitutes slightly over half of our casino and hotel operations and general and administrative expenses. Total payroll and benefits was up 6%, largely due to a 19% increase in health insurance costs, along with 3% higher salaries and wages. Our contract with the Culinary Union covering approximately

13,000 of our Las Vegas employees became effective June 1, 2002. The contract calls for increases in wages and health and welfare contributions of 4-5% per year over the five year term of the contract. The increase in payroll and benefits was partially offset by higher income from unconsolidated affiliates after Borgata opened in July 2003.

Operating income at Bellagio decreased 22% in 2003 due to the additional impact of the standard room remodel project. New York-New York's operating income increased as a result of the contribution of *ZUMANITY*™ and other new amenities. MGM Grand Las Vegas experienced a 5% decline in operating income in 2003. However, excluding restructuring charges related to restaurant leases, preopening and start-up expenses related to new amenities, and property transactions related to the construction of a new theatre, this resort's operating income would have increased 6%. MGM Grand Las Vegas' 2004 results will benefit from the theatre, which will house a show by Cirque du Soleil opening in mid-2004. Beau Rivage's operating income increased significantly over 2002 due to the positive impact of a remodeled and expanded buffet as well as several other new restaurants opened during 2003 and the conversion of a floor of standard rooms into suites. Also, Beau Rivage recorded a charge of $8 million in 2002 for property damage related to Tropical Storm Isidore, while no such costs were incurred in 2003. Corporate expense increased in 2003 due primarily to increased development activities and increased property taxes on the Renaissance Pointe land in Atlantic City, New Jersey.

In 2002, our operating income increased 24%. A large factor in the increase was the significant one-time expenses incurred in 2001 in relation to the September 11, 2001 attacks, including restructuring charges and asset impairment charges. Excluding the impact of these charges and preopening and start-up expenses, operating income increased 13%, largely due to stable payroll expenses as a result of restructuring activity in late 2001, and a significantly lower provision for doubtful accounts.

Operating Results – Detailed Revenue Information

The following table presents detail of our net revenues:

Year Ended December 31 (In thousands)	2003	% Change	2002	% Change	2001
Casino revenues, net:					
Table games	$ 866,106	(3%)	$ 893,836	(2%)	$ 908,418
Slots	1,115,029	5%	1,064,491	4%	1,025,843
Other	94,434	12%	84,299	3%	81,699
Casino revenues, net	2,075,569	2%	2,042,626	1%	2,015,960
Non-casino revenue:					
Rooms	835,938	5%	798,562	1%	793,321
Food and beverage	765,242	8%	711,373	5%	680,538
Entertainment, retail and other	647,710	2%	637,791	3%	620,523
Non-casino revenues	2,248,890	5%	2,147,726	3%	2,094,382
	4,324,459	3%	4,190,352	2%	4,110,342
Less: Promotional allowances	(415,643)	4%	(398,104)	5%	(378,706)
	$ 3,908,816	3%	$ 3,792,248	2%	$ 3,731,636

Table games revenues decreased 2% in 2002, even with a slightly higher hold percentage, resulting from the impacts of the September 11 attacks on our foreign high-end customers and the impacts of the United States economy on our national customers. Table games revenues decreased 3% in 2003, as a slightly lower hold percentage and the impact of the Iraq war and SARS outbreak in early 2003 were not fully offset by strong volume levels over the latter half of 2003.

Slot revenues increased substantially in both 2002 and 2003. Improvements were the result of enhanced marketing programs, the impact of our Players Club rewards


MGM GRAND

BIGGER IS BETTER, THEN WHAT DOES THAT MAKE MAXIMUM?

WELCOME TO MGM GRAND.

More entertainment. More gaming. More amenities, and more fabulous restaurants offering a litany of cuisines. MGM Grand is more than the largest hotel in the world. It's Maximum Vegas. That means dining from renowned chefs Michael Mina and Tom Colicchio. The biggest names in entertainment at the Grand Garden Arena. And coming in 2004, the latest show from Cirque du Soleil.

program, which was implemented in our major resorts over 2002 and 2003, and the implementation of cashless gaming technology in 2003. A majority of slot machines at our major resorts now offer ticket-in, ticket-out technology through International Game Technology's EZ-Pay™ system. Slot win percentages were consistent among all three periods.

Non-casino revenue increased in 2003 primarily due to increased occupancy at our resorts, which also drives the level of spending at food and beverage, entertainment and retail outlets. In addition, we were able to increase the pricing for our rooms and other non-gaming amenities. Our hotel results began to improve notably in the latter half of 2003, particularly at our Las Vegas Strip resorts. For the year ended December 31, 2003 REVPAR at our Las Vegas Strip resorts was $126 compared to $119 in 2002, an increase of 6%. In 2002, other revenues included proceeds of $11 million for the termination of our management agreement covering four casinos in the Republic of South Africa.

Operating Results – Details of Certain Charges

Preopening and start-up expenses consisted of the following:

Year Ended December 31 (In thousands)	2003	2002	2001
Borgata	**$ 19,326**	$ 7,757	$ 2,376
New York-New York (Zumanity, Nine Fine Irishmen)	**4,310**	—	—
Players Club	**3,051**	5,117	—
MGM Grand Las Vegas (new restaurants, nightclubs)	**1,731**	369	745
Other	**848**	898	1,009
	$ 29,266	$ 14,141	$ 4,130

Preopening and start-up expenses related to Borgata represent our share of the operating results of Borgata prior to its July 2003 opening. We expect preopening expenses to decrease in 2004 since there will be no preopening expenses related to Borgata.

Restructuring costs (credit) consisted of the following:

Year Ended December 31 (In thousands)	2003	2002	2001
Contract termination costs	**$ 4,049**	$ 3,257	$ 1,880
September 11 attacks	**—**	(10,421)	21,502
Siegfried & Roy show closure – The Mirage	**1,623**	—	—
Reversal of 2000 contract termination costs	**—**	(9,857)	—
Other	**925**	—	—
	$ 6,597	$ (17,021)	$ 23,382

In 2003, our primary restructuring activities included closing two marketing offices and terminating the related leases, terminating a lease agreement with a restaurant tenant at MGM Grand Las Vegas, and closing the Siegfried & Roy show, which resulted in a charge for employee severance costs.

In December 2002, we recorded a restructuring credit of $10 million related to a lease contract termination accrual originally recorded in June 2000 as we determined that payment under this obligation was not probable. We recorded $3 million of restructuring charges in December 2002 related to contract termination costs for a restaurant lease and the EFX! show at MGM Grand Las Vegas.

During the third and fourth quarters of 2001, management responded to a decline in business volumes caused by the September 11 attacks by implementing cost containment strategies which included a significant reduction in payroll and a refocusing of several of our marketing programs. Approximately 6,700 employees (on a full-time equivalent basis) were laid off or terminated, resulting in a $22 million charge against earnings, primarily related to the accrual of severance pay, extended health care coverage and other related costs in connection with these personnel reductions. As a result of improving business levels and our success at re-hiring a substantial number of previously laid off or terminated employees, management determined in

the second quarter of 2002 that a portion of the remaining accrual was no longer necessary. This resulted in a restructuring credit of $10 million in 2002.

Property transactions, net consisted of the following:

Year Ended December 31 (In thousands)	2003	2002	2001
Gain on sale of North Las Vegas land	**$(36,776)**	$ —	$ —
Siegfried & Roy theatre write-down – The Mirage	**1,408**	—	—
Write-down of Atlantic City Boardwalk land held for sale	—	—	31,501
Tropical Storm Isidore damage – Beau Rivage	—	7,824	—
Write-off of Detroit development costs	—	4,754	—
Impairment of assets to be disposed of	**5,764**	2,134	14,561
Demolition costs	**6,614**	—	—
Other net losses on asset sales or disposals	**4,654**	—	—
	$(18,336)	$ 14,712	$ 46,062

In 2003, we sold 315 acres of land in North Las Vegas, Nevada near Shadow Creek for approximately $55 million, resulting in the $37 million gain reflected above. Prior to 2003, we classified gains and losses on routine assets sales or disposals as a non-operating item at some resorts and as an operating item at other resorts. We believe the preferable presentation of these items is as an element of operating income. Prior period statements have not been reclassified as such transactions were not material in the prior periods. Until 2003, demolition costs were typically capitalized as part of new construction. We began expensing demolition costs on major construction projects as incurred on January 1, 2003, and are accounting for this change in policy prospectively. Demolition costs were not material in prior periods. Demolition costs in 2003 relate to preparation for the Bellagio standard room remodel, Bellagio expansion and new theatre at MGM Grand Las Vegas. Impairments of assets to be disposed of in 2003 consisted primarily of assets related to the former EFX! Show and restaurants closed during 2003 at MGM Grand Las Vegas.

In 2002, Tropical Storm Isidore caused property damage at Beau Rivage totaling $8 million, including clean-up costs. The amount of the write-down for damaged assets was determined based on the net book value of the assets and engineering estimates. In connection with the revised development agreement in Detroit, we wrote off $5 million, which was the net book value of previously incurred development costs associated with the riverfront permanent casino site ($9 million), offset by previously accrued obligations no longer required under the revised development agreement ($4 million).

The 2001 write-down of the Atlantic City Boardwalk land resulted from a reassessment of the fair value of the land subsequent to the September 11 attacks. The revised carrying value was based on comparable sales data adjusted for the impact of legislation authorizing large-scale gaming in the state of New York, which we believe had a negative impact on real estate values on the Atlantic City Boardwalk. The remaining 2001 charge of $15 million relates to several assets abandoned during the quarter in response to the September 11 attacks, primarily in-progress construction projects which we terminated after the attacks.

Non-operating Results

The following table summarizes information related to interest on our long-term debt:

Year Ended December 31 (In thousands)	2003	2002	2001
Interest cost	**$ 356,348**	$ 348,348	$ 417,391
Less: Capitalized interest	**(15,234)**	(61,712)	(78,608)
Interest expense, net	**$ 341,114**	$ 286,636	$ 338,783
Cash paid for interest, net of amounts capitalized	**$ 308,198**	$ 266,071	$ 317,773
Average total debt balance	**$ 5.2 billion**	$ 5.2 billion	$ 5.7 billion
Weighted average interest rate	**6.9%**	6.8%	7.9%

Interest cost decreased in 2002 from 2001 due to lower debt balances in 2002 and lower market interest rates, which affect the rate we pay on our credit facilities. Interest capitalized declined from $79 million in 2001 to $62 million in 2002, due to the lower debt balances and interest rates described above, and due to our October 2002 decision to suspend development of our wholly-owned Atlantic City development project.

Capitalized interest decreased in 2003 due to the suspension of development in Atlantic City in late 2002 and the mid-2003 cessation of interest capitalization on the Company's investment in Borgata, which opened on July 3, 2003.

The following table summarizes information related to our income taxes:

Year Ended December 31 (In thousands)	**2003**	2002	2001
Income from continuing operations before income tax	**$353,704**	$ 466,471	$ 269,590
Income tax provision	**116,592**	171,271	104,402
Effective income tax rate	**33.0%**	36.7%	38.7%
Cash paid for income taxes	**$ 94,932**	$ 44,579	$ 19,342

The effective income tax rate in 2003 was lower than in 2002 due to the reversal of certain tax reserves as a result of completion of IRS audits for certain prior tax years and expiration of the IRS statutes of limitations on other years. Excluding the reversal, our effective income tax rate was 36.7% in both periods. The decrease in our effective income tax rate in 2002 was the result of higher income before taxes. The items causing a difference between the Federal statutory rate and our effective income tax rate, primarily non-deductible expenses and state and foreign income taxes, have not varied significantly between years.

In 2003, taxes paid increased from prior years, primarily due to payments made to settle IRS audits of prior years. Excluding these payments, our taxes paid have generally been significantly lower than our income tax provision. This is primarily due to accelerated tax depreciation and the utilization of tax credits, primarily for alternative minimum tax paid in prior years. We utilized the last of these credits in 2003, and we expect that our cash paid for taxes will increase accordingly in 2004.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows – Summary

Our cash flows consisted of the following:

Year Ended December 31 (In thousands)	**2003**	2002	2001
Net cash provided by operations	**$702,966**	$ 827,958	$ 795,883
Investing cash flows:			
Capital expenditures	**(550,232)**	(300,039)	(327,936)
Investments in unconsolidated affiliates	**(41,350)**	(80,314)	(38,250)
Other	**35,894**	9,143	13,981
Net cash used in investing activities	**(555,688)**	(371,210)	(352,205)
Financing cash flows:			
Net borrowing (repayment) under bank credit facilities	**(285,087)**	(270,126)	(819,704)
Issuance of long-term debt	**600,000**	—	400,000
Purchase of treasury stock	**(442,864)**	(207,590)	(45,716)
Other	**(37,284)**	23,231	2,745
Net cash used in financing activities	**(165,235)**	(454,485)	(462,675)
Net increase (decrease) in cash and cash equivalents	**$ (17,957)**	$ 2,263	$ (18,997)

Cash Flows – Operating Activities

Trends in our operating cash flows tend to follow trends in our operating income, excluding non-cash charges, since our business is primarily cash-based. Cash flow from operations in 2003 decreased from 2002, resulting from the decrease in operating income and higher cash paid for taxes. In 2002, cash flow from operations increased, but not to the same extent as operating income, primarily because operating income in 2001 included significant non-cash charges.

At December 31, 2003 and 2002, we held cash and cash equivalents of $178 million and $211 million. We require a certain amount of cash on hand to operate our resorts. Beyond our cash on hand, we utilize a company-wide cash management system to minimize the amount of cash held in banks. Funds are swept from accounts at our resorts daily into central bank accounts, and excess funds are invested overnight or are used to repay borrowings under our bank credit facilities.

Cash Flows – Investing Activities

2003 capital expenditures were significantly higher than 2002, due largely to major projects at our existing resorts. These projects included:

- The theatre for *ZUMANITY*™ at New York-New York, started in 2002 and completed in 2003;
- The theatre at MGM Grand Las Vegas for a new show by Cirque du Soleil, started in 2003 with an expected mid-2004 completion;
- The Bellagio standard room remodel, started in 2003 and to be completed in early 2004; and
- The Bellagio expansion, started in 2003 and expected to be completed in late 2004. The Bellagio expansion consists of a new 928-room tower, along with expanded retail, convention, spa and food and beverage facilities. The project budget is approximately $375 million. The project is designed to complement the existing, newly remodeled standard rooms, and cause minimal business interruption during construction.

Expenditures on these four projects totaled approximately $275 million (including capitalized interest). Costs related to implementing new slot technology, including IGT's EZ-Pay™ system, Players Club and other slot technology totaled approximately $42 million. Remaining expenditures were for general property improvements, which amounts were consistent with prior year expenditures.

Capital expenditures in 2002 were not significantly different than 2001. 2002 expenditures included general property improvements at our resorts, such as room remodel projects at The Mirage and Golden Nugget-Las Vegas, new restaurant and nightclub development at several of our resorts, and various other remodeling projects. Other capital expenditures included costs for new slot technology, as well as pre-construction activities, including capitalized interest, in Atlantic City.

A large portion of the 2001 capital expenditures related to general property improvements at our resorts, such as the ongoing room refurbishment program at The Mirage and restaurant and entertainment enhancements at MGM Grand Las Vegas and New York-New York. Other capital expenditures included the construction of the Primm Center at the Primm Valley Resorts, the completion of the Mirage Events Center, the acquisition of the building housing MGM Grand Detroit, the acquisition of a new corporate aircraft and costs, including capitalized interest, associated with ongoing development projects.

Investments in unconsolidated affiliates primarily represent required contributions to Borgata. Through December 31, 2003, we had made $133 million of our required $136 million in cash contributions. In 2002, we also contributed $44 million to Monte Carlo in connection with the joint venture's retirement of the final $87 million of its outstanding debt.

IS THIS PARADISE? AT THE WORLD-FAMOUS MIRAGE,

THE SHORT ANSWER IS "YES"


THE MIRAGE
THE MIRAGE

The invigorating aroma of the South Seas permeates this serene oasis. In the heart of the Las Vegas Strip, The Mirage maintains the lofty standard it set the day it opened. Visitors dine at AAA Five Diamond Award winner Renoir or any of several other superb establishments. Comedian-singer-impressionist Danny Gans sells out his namesake theatre nightly. And some of the most exotic animals on the planet make their home at Siegfried & Roy's Secret Garden [illegible]hin Habitat.

Cash Flows – Financing Activities

In 2003, we issued $600 million of 6% Senior Notes, due 2009 and repaid a net $285 million on our bank credit facilities. The net proceeds of these financing activities were used to supplement operating cash flows, fund capital expenditures and share repurchases. In 2002 and 2001, we utilized our operating cash flow to reduce outstanding indebtedness by $270 million and $420 million, while still funding significant capital expenditures and share repurchases.

Our share repurchases are only conducted under repurchase programs approved by our Board of Directors and publicly announced. Our share repurchase activity was as follows:

Year Ended December 31 (In thousands)	2003	2002	2001
August 2001 authorization (1.4 million, 6.4 million, and 2.2 million shares purchased)	**$ 36,034**	$ 207,590	$ 45,716
February 2003 authorization (10 million shares purchased)	**335,911**	—	—
November 2003 authorization (2 million shares purchased)	**70,919**	—	—
	$442,864	$ 207,590	$ 45,716
Average price of shares repurchased	**$ 33.17**	$ 32.28	$ 20.47

At December 31, 2003, we had 8 million shares available for repurchase under the November 2003 authorization.

Principal Debt Arrangements

Our long-term debt consists of publicly held senior and subordinated notes and bank credit facilities. We pay fixed rates of interest ranging from 6% to 9.75% on the senior and subordinated notes. We pay variable interest based on LIBOR on the bank credit facilities. We amended our bank credit facilities in November 2003, and our current senior credit facility is a $2.5 billion, five-year facility with a syndicate of banks led by Bank of America, N.A. Our senior credit facility consists of a $1.5 billion revolving credit facility due November 2008 and a $1.0 billion term loan that will be paid down 20% over the final three years of the loan, with the remainder due November 2008. Our previous bank credit facilities consisted of a $2.0 billion credit facility maturing in May 2005 and a $525 million revolving credit facility due April 2, 2004.

As of December 31, 2003, we had approximately $885 million of available liquidity under our bank credit facilities, and our next maturity of public debt is $500 million due in February 2005. We can raise additional capital through our shelf registration statement, declared effective by the Securities and Exchange Commission in 2000, which originally allowed us to issue up to a total of $2.75 billion of debt and equity securities from time to time in public offerings. At December 31, 2003, the shelf registration statement has $190 million in remaining capacity for the issuance of future debt or equity securities. Any future public offering of securities under the shelf registration statement will only be made by means of a prospectus supplement.

Other Factors Affecting Liquidity

In January 2004, we completed the sale of the Golden Nugget Subsidiaries, resulting in net cash proceeds to us of $213 million. The proceeds were used to repay borrowings under our senior credit facility. In February 2004, we entered into an agreement to sell our subsidiaries that own and operate MGM Grand Australia for A$195 (approximately $150 million), subject to certain working capital adjustments. We expect this transaction to be completed by the third quarter of 2004, subject to customary sales conditions and regulatory approvals.

In September 2003, Standard & Poor's Rating Service lowered its rating on us, including our corporate credit rating, to one level below investment grade, to 'BB+'

from 'BBB-'. In January 2002, Moody's Investment Services lowered its rating on our senior notes to one level below investment grade (Bal). As a result of the Moody's downgrade, substantially all of our assets other than assets of our foreign subsidiaries and certain assets in use at MGM Grand Detroit are pledged as collateral for our senior notes, excluding subordinated notes, and our bank credit facilities. We do not believe the downgrades have had, or will have, a significant effect on our liquidity or our ability to secure short-term or long-term financing. Subsequent to the downgrades, we successfully amended our bank credit facilities and issued the $600 million senior notes, both on pricing and other terms which were favorable and consistent with similar arrangements before the downgrades.

Future Developments

Detroit, Michigan. MGM Grand Detroit, LLC, in which we hold a controlling interest, has operated an interim casino facility in Detroit, Michigan since July 1999. In August 2002, the Detroit City Council approved revised development agreements with us and two other developers. The revised development agreement released us and the City from certain of the obligations under the original agreement and significantly changed other provisions of the original agreement. We are currently in the process of obtaining land and developing plans for the permanent facility, and currently expect the project to cost approximately $575 million (including land, capitalized interest and preopening expenses, but excluding approximately $115 million of payments to the City under the revised development agreement). The design, budget and schedule of the permanent facility are not finalized, and the ultimate timing, cost and scope of the facility are subject to risks attendant to large-scale projects.

The ability to construct the permanent casino facility is currently subject to resolution of the Lac Vieux litigation. Pending resolution of this litigation, the 6th Circuit Court of Appeals has issued an injunction prohibiting the City and the developers from commencing construction pending further action of the 6th Circuit Court. Therefore, we do not know when we will be able to commence construction of, or complete, the permanent facility.

Atlantic City, New Jersey. We own approximately 149 acres on Renaissance Pointe in Atlantic City, New Jersey. We obtained the land at Renaissance Pointe through an agreement between Mirage and the City of Atlantic City. In addition, Borgata occupies 29 acres at Renaissance Pointe, including 27 acres it owns and two acres we lease to Borgata. Of the remaining land, approximately 95 acres are suitable for development, and a portion of these acres consists of common roads, landscaping and master plan improvements which we designed and developed as required by our agreement with Boyd.

In October 2002, we announced the temporary suspension of our development activities on our wholly-owned project on the Renaissance Pointe land in Atlantic City. We must apply for and receive numerous governmental permits and satisfy other conditions before construction of a new resort on the Renaissance Pointe site could begin. No assurance can be given that we will develop a casino resort in New Jersey, or its ultimate schedule, size, configuration or cost if we do develop a casino resort.

Las Vegas, Nevada. We own an approximately 50-acre site for future development, with over 1,200 feet of frontage on the Las Vegas Strip, between Bellagio and Monte Carlo, part of which is occupied by our Boardwalk. The design, timing and cost of any future development on the site will depend on several factors, including the market's ability to absorb new development on the Las Vegas Strip, competition from gaming outside of Nevada and the ultimate size and scope of the project, among other factors.

In 2002, we entered into an agreement with Turnberry Associates to develop luxury condominium towers at MGM Grand Las Vegas. We will initially contribute land and up to $3 million to the project for a 50% investment. Turnberry Associates will contribute $9 million, and up to an additional $3 million, in cash and will manage the development and sales process. The venture will obtain construction financing for the remainder of the expected $175 million to $200 million cost of the first tower once sufficient pre-sales have occurred to obtain financing. We will have the opportunity to

rent the condominiums to third parties on behalf of owners who elect to have us do so. Depending on market acceptance of the initial tower, we and Turnberry Associates may develop, on similar terms, up to an additional five condominium towers.

United Kingdom. In anticipation of reforms to gambling legislation currently being considered by the British government, we have made several strategic agreements in the United Kingdom.

In May 2003, we purchased a 25% interest in Metro Casinos Limited, a company which is developing a new casino in Bristol. Metro Casinos Limited is a subsidiary of RJ Bown Holdings Ltd., the owner of the Westcliff Casino, one of the largest United Kingdom provincial casinos. The Bristol facility is expected to open by March 2004. Our purchase of this interest received regulatory approval from the Gaming Board for Great Britain in November 2003.

In October 2003, we entered into an agreement with Earls Court and Olympia Group, which operates large exhibition and trade show facilities in London, to form a jointly owned company which would develop a large entertainment and gaming facility, which we would operate in space leased from Earls Court and Olympia, to complement the existing Olympia facilities. We made a deposit of £2 million ($3 million based on exchange rates at December 31, 2003), which is refundable if proposed gaming law reforms are not implemented by December 2005. Otherwise, the deposit will be applied to the first year's rent on a lease between the new company and Earls Court and Olympia. We would make a nominal equity investment and would provide a loan for half of the estimated £130 million ($232 million based on exchange rates at December 31, 2003) of development costs. The agreement is subject to implementation of proposed gaming law reforms and a tax structure acceptable to us, and obtaining required planning and other approvals. We would own 82.5% of the entity.

In November 2003, we entered into an agreement with Newcastle United PLC to create a 50-50 joint venture which would build a major new mixed-use development, including casino development, on a site adjacent to Newcastle's football stadium. Newcastle United PLC will contribute the land to the joint venture, and we will make an equity investment of £5 million ($9 million based on exchange rates at December 31, 2003), which is refundable if certain conditions have not been met by January 2008. We would develop and operate the complex, as well as own the casino development in leased premises within the complex. The complex is expected to be financed through project-specific borrowings. The agreement is subject to implementation of proposed gaming law reforms and a tax structure acceptable to us, and obtaining required planning and other approvals.

In February 2004, we announced an agreement in principle with The British Land Company PLC whereby we would operate a casino in leased premises within a newly developed leisure and entertainment complex adjacent to the Meadowhall Shopping Centre in Sheffield UK. The agreement is subject to implementation of proposed gaming law reforms and a tax structure acceptable to us, and obtaining required planning and other approvals.

Wembley plc. In January 2004, we reached an agreement with Wembley plc ("Wembley") on the terms of a cash acquisition by us of Wembley. We have offered Wembley's shareholders 750 pence per share, valuing Wembley at $490 million as of the date of the offer. Wembley has no material indebtedness. Wembley's operations consist of greyhound racing and video lottery terminals ("VLTs") at its Lincoln Park facility in Rhode Island, three greyhound tracks and one horse racing track in Colorado, and six greyhound tracks in the United Kingdom. A member of the Wembley plc group, Lincoln Park, Inc., and two executive of the Wembley plc group are subject to indictment in Rhode Island. We will purchase Wembley free and clear of the indictment and any related liabilities. Under an agreement with

the United States Department of Justice, the indictment will proceed against a new entity funded by Wembley which we will not be acquiring. We expect the transaction to close by the third quarter of 2004, subject to requisite court and shareholder approval, the completion of the Lincoln Park reorganization and receipt of necessary regulatory approvals.

New York Racing Association. We have an understanding with the New York Racing Association ("NYRA") to manage VLTs at NYRA's Aqueduct horseracing facility in metropolitan New York. We would assist in the development of the facility, including providing project financing, and would manage the facility for a fee. The project is anticipated to cost $135 million. Work was halted on the VLT facility in August 2003 pending the outcome of an investigation of certain aspects of NYRA's operations by Federal prosecutors. In December 2003, NYRA reached agreement with the Justice Department whereby NYRA was indicted with prosecution deferred. NYRA agreed to pay a fine and the indictment will be dismissed with prejudice upon NYRA implementing certain reforms and otherwise complying with the terms of the agreement. Our participation is subject to a definitive agreement, regulatory approvals and certain legislative changes by the State of New York.

Off Balance Sheet Arrangements

Our off balance sheet arrangements consist primarily of investments in unconsolidated affiliates, which currently consist of our investments in Monte Carlo and Borgata. We have not entered into any transactions with special purpose entities, nor have we engaged in any derivative transactions other than straightforward interest rate swaps. Our joint venture and unconsolidated affiliate investments allow us to realize the benefits of owning a full-scale resort in a manner that minimizes our initial investment. We have not guaranteed financing obtained by the ventures, nor are there any other provisions of the venture agreements which are unusual or subject us to risks to which we would not be subjected if we had full ownership of the resort.

At December 31, 2003, we had outstanding letters of credit totaling $52 million, of which $50 million support the bonds issued by the Economic Development Corporation of the City of Detroit. These bonds are recorded as a liability in our consolidated balance sheets. This obligation was undertaken to secure our right to develop a permanent casino in Detroit.

Commitments and Contractual Obligations

The following table summarizes our scheduled contractual commitments as of December 31, 2003:

(In millions)	2004	2005	2006	2007	200	Thereafter
Long-term debt	$ 97	$ 503	$ 250	$ 910	$ 1,925	$ 1,925
Capital leases	1	1	1	—	—	—
Operating leases	10	9	8	7	7	311
Long-term liabilities (1)	26	3	6	3	3	53
Other purchase obligations:						
Construction commitments	381	25	—	—	—	—
Employment agreements	79	57	27	1	—	—
Entertainment agreements (2)	83	2	—	—	—	—
Other (3)	81	5	4	1	1	2
	$ 758	$ 605	$ 296	$ 922	$ 1,936	$ 2,291

(1) Includes our obligation to support $50 million of bonds issued by the Economic Development Corporation of the City of Detroit as part of our development agreement with the City. The bonds mature in 2009. Also includes the estimated payments of obligations under our deferred compensation and supplemental executive retirement plans, based on balances as of December 31, 2003 and assumptions of retirement based on plan provisions.

(2) Our largest entertainment commitments consist of minimum contractual payments to Cirque du Soleil, which performs shows at several of our resorts. We are generally contractually committed for a period of 12 months based on our ability to exercise certain termination rights; however, we expect these shows to continue for longer periods. Commitments for 2004 also include our obligations to complete the theatre construction and contribute to the show production costs for the new Cirque du Soleil show at MGM Grand Las Vegas.

(3) The amount for 2004 includes approximately $57 million of open purchase orders. Other commitments are for various contracts, including maintenance and other service agreements and advertising commitments.

Other significant operating uses of cash in 2004 include interest and tax payments. Our cash payments for interest ranged from $266 million to $318 million over the past three years, and we would expect similar levels of cash payments for interest in 2004. As discussed earlier, our cash paid for income taxes in 2004 will likely increase over 2003. Other significant investing uses of cash flow in 2004 include uncommitted capital expenditures, expected to be approximately $300 million exclusive of any spending on a permanent casino in Detroit, and the proposed Wembley acquisition, valued at $490 million on the date we made the offer.

We plan to fund our contractual obligations and other estimated spending through a combination of operating cash flow, proceeds from known or expected sales of businesses and available borrowings under our senior credit facility. We have generated over $700 million in operating cash flow in each of the past three years, which included deductions for interest payments, tax payments and certain contractually committed payments reflected in the above table, including operating leases, employment agreements and entertainment agreements. We expect to generate a similar level of operating cash flow in 2004. Assuming operating cash flow is used to fund the remaining contractual commitments of approximately $500 million to $600 million, we would have at least $100 million of operating cash flow available for other planned expenditures.

Other sources of cash include the net proceeds of $213 million received in January 2004 upon closing the sale of the Golden Nugget Subsidiaries, the net proceeds of $150 million from the sale of MGM Grand Australia, if the sale closes as expected by the third quarter of 2004, and the $885 million of available borrowings under our senior credit facility.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. To prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, we must make estimates and assumptions that affect the amounts reported in the consolidated financial statements. We regularly evaluate these estimates and assumptions, particularly in areas we consider to be *critical accounting estimates*, where changes in the estimates and assumptions could have a material impact on our results of operations, financial position and, generally to a lesser extent, cash flows. Senior management and the Audit Committee of the Board of Directors have reviewed the disclosures included herein about our critical accounting estimates, and have reviewed the processes to determine those estimates.

Allowance for Doubtful Casino Accounts Receivable

Marker play represents a significant portion of the table games volume at Bellagio, MGM Grand Las Vegas and The Mirage. Our other facilities do not emphasize marker play to the same extent, although we offer markers to customers at those casinos as well, with the exception of MGM Grand Australia, where Northern Territory legislation prohibits marker play.

We maintain strict controls over the issuance of markers and aggressively pursue collection from those customers who fail to pay their marker balances timely. These collection efforts are similar to those used by most large corporations when dealing with overdue customer accounts, including the mailing of statements and delinquency notices, personal contacts, the use of outside collection agencies and civil litigation. Markers are generally legally enforceable instruments in the United States. At December 31, 2003 and 2002, approximately 53% and 57%, respectively, of our casino accounts receivable was owed by customers from the United States. Markers are not legally enforceable instruments in some foreign countries, but the United States assets of foreign customers may be reached to satisfy judgments entered in the United States. A significant portion of our casino accounts receivable is owed by casino customers from the Far East. At December 31, 2003 and 2002, approximately 30% and 28%, respectively, of our casino accounts receivable was owed by customers from the Far East.

We maintain an allowance, or reserve, for doubtful casino accounts at all of our operating casino resorts. The provision for doubtful accounts, an operating expense, increases the allowance for doubtful accounts. We regularly evaluate the allowance for doubtful casino accounts. At resorts where marker play is not significant, the allowance is generally established by applying standard reserve percentages to aged account balances. At resorts where marker play is significant, we apply standard reserve percentages to aged account balances under a specified dollar amount and specifically analyze the collectibility of each account with a balance over the specified dollar amount, based on the age of the account, the customer's financial condition, collection history and any other known information. We also monitor regional and global economic conditions and forecasts to determine if reserve levels are adequate.

The collectibility of unpaid markers is affected by a number of factors, including changes in currency exchange rates and economic conditions in the customers' home countries. Because individual customer account balances can be significant, the allowance and the provision can change significantly between periods, as information about a certain customer becomes known or as changes in a region's economy occur.

The following table shows key statistics related to our casino receivables:

At December 31 (In thousands)	**2003**	2002	2001
Casino accounts receivable	**$159,569**	$ 166,612	$ 189,434
Allowance for doubtful casino accounts receivable	**75,265**	85,504	98,648
Allowance as a percentage of casino accounts receivable	**47%**	51%	52%
Median age of casino accounts receivable	**43 days**	50 days	84 days
Percentage of casino accounts outstanding over 180 days	**23%**	27%	30%

The allowance percentage increased in 2001 as a result of the impact of the September 11 attacks on our customers' traveling patterns and the global economy, as well as the impacts of declines in the United States stock markets through 2000 and 2001. During 2002, the United States stock markets continued to decline, but we experienced better than anticipated receivable collections on certain customer accounts during 2002, which resulted in a reversal of previously recorded bad debt provision in the third quarter of 2002.

In the fourth quarter of 2003 we recorded an additional reversal of bad debt provision as we again experienced better than expected collections. The current strength in the United States economy and recent United States stock market gains have also caused us to positively adjust our outlook on collectibility of domestic accounts receivable. The above economic and collection trends are reflected in the improved quality of our receivables statistics in the above table. Our reserve percentage at December 31, 2003 is lower than it has been since the events of September 11, 2001, though still higher than the periods preceding September 11, 2001.

At December 31, 2003, a 100 basis-point change in the allowance for doubtful accounts as a percentage of casino accounts receivable would change net income by $2 million, or $0.01 per share.

Fixed asset capitalization and depreciation policies

Property and equipment are stated at cost. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. We account for construction projects in accordance with Statement of Financial Accounting Standards No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects". When we construct assets, we capitalize direct costs of the project, including fees paid to architects and contractors, property taxes, and certain costs of our design and construction subsidiary, MGM MIRAGE Design Group.


PASSION AND PLEASURE FUSE INTO ONE
AT THIS LUXURIOUS ESCAPE FROM REALITY.
TREASURE ISLAND.
Thrillseekers from around the world set course
for where excitement and energy abound.
Inside, guests enjoy exquisite accommodations
and some of the finest cuisine on earth or sea.
Outside, sultry seaborne temptresses clash nightly
with swashbuckling pirates in The Sirens of TI.

We must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. When constructing or purchasing assets, we must determine whether existing assets are being replaced or otherwise impaired, which also may be a matter of judgment. Our depreciation expense is highly dependent on the assumptions we make about our assets' estimated useful lives. We determine the estimated useful lives based on our experience with similar assets, engineering studies, and our estimate of the usage of the asset. Whenever events or circumstances occur which change the estimated useful life of an asset, we account for the change prospectively.

In accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" ("SFAS 34"), interest cost associated with major development and construction projects is capitalized as part of the cost of the project. Interest is typically capitalized on amounts expended on the project using the weighted-average cost of our outstanding borrowings, since we typically do not borrow funds directly related to a development project. Capitalization of interest starts when construction activities, as defined in SFAS 34, begin and ceases when construction is substantially complete or development activity is suspended for more than a brief period.

Whether we capitalize interest on a project depends in part on management's actions. In January 2001, we announced that our near-term development focus would be on the Atlantic City market. As a result, we suspended the capitalization of interest on our Las Vegas Strip project until the development process for that project is further advanced. Interest capitalized on this project was $3 million in 2001. In October 2002, we announced the suspension of development activities on our wholly-owned project on the Renaissance Pointe land in Atlantic City. In connection with that announcement, we stopped capitalizing interest associated with the project. Interest capitalized on this project for the years ended December 31, 2001 and 2002 was $60 million and $41 million, respectively.

Impairment of Long-lived Assets

We evaluate our property and equipment and other long-lived assets for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). For assets to be disposed of, we recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model. For assets to be held and used, we review for impairment whenever indicators of impairment exist. We then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

There are several estimates, assumptions and decisions in measuring impairments of long-lived assets. First, management must determine the usage of the asset. To the extent management decides that an asset will be sold, it is more likely that an impairment may be recognized. Assets must be tested at the lowest level for which identifiable cash flows exist. This means that some assets must be grouped, and management has some discretion in the grouping of assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates.

On a quarterly basis, we review our major long-lived assets to determine if events have occurred or circumstances exist that indicate a potential impairment. We estimate future cash flows using our internal budgets. When appropriate, we discount future cash flows using our weighted-average cost of capital, developed using a standard capital asset pricing model. Whenever an impairment loss is recorded, or a test for impairment is made, we discuss the facts and circumstances with the audit committee.

See "Results of Operations" for discussion of write-downs and impairments recorded in 2001, 2002 and 2003. In October 2002, we announced the temporary suspension of our development activities on our wholly-owned project on the Renaissance Pointe land in Atlantic City. In connection therewith, we reviewed the land for potential impairment, and determined no impairment was indicated. In December 2002, in connection with our agreement with Turnberry Associates whereby we are required to contribute land to the venture, we reviewed the land for potential impairment, and determined no impairment was indicated. In June 2003, we entered into an agreement to sell the Golden Nugget Subsidiaries. The fair value less costs to sell exceeds the carrying value, therefore no impairment was indicated. In February 2004, we entered into an agreement to sell MGM Grand Australia. The fair value less costs to sell exceeds the carrying value, therefore no impairment was indicated.

Other than the above items, we are not aware of events or circumstances that would cause us to review any material long-lived assets for impairment.

Income taxes

We are subject to income taxes in the United States, and in several states and foreign jurisdictions in which we operate. We account for income taxes according to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

At December 31, 2003, we had $90 million of deferred tax assets and $1.8 billion of deferred tax liabilities. Except for certain New Jersey state net operating losses and certain other New Jersey state deferred tax assets, we believe that it is more likely than not that our deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income. The valuation allowance at December 31, 2003 related to the New Jersey deferred tax assets was $10 million.

Our income tax returns are subject to examination by the Internal Revenue Service ("IRS") and other tax authorities. We regularly assess the potential outcomes of these examinations in determining the adequacy of our provision for income taxes and our income tax liabilities. To determine necessary reserves, we must make assumptions and judgments about potential actions by taxing authorities, partially based on past experiences. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental, and we believe we have adequately provided for any reasonable and foreseeable outcomes related to uncertain tax matters.

When actual results of tax examinations differ from our estimates, we adjust the income tax provision and our tax reserves in the period in which the examination issues are settled. In December 2002, we settled the IRS audit of the Company's 1995 and 1996 tax returns, which did not result in a material impact on our results of operations or financial position. During 2003, we filed amended returns for tax years subsequent to 1996 to reflect the impact of the IRS audits of the 1993

through 1996 tax years on those subsequent years. In the fourth quarter of 2003, the statutes of limitations expired for the 1997 through 1999 tax years, resulting in a reduction of our tax reserves of $13 million and a corresponding reduction in our provision for income taxes. The tax returns for years after 1999 are subject to possible future examination.

A portion of our tax reserves was assumed in the Mirage Acquisition. The IRS audit of the tax returns of Mirage through the merger date was settled in August 2003, resulting in a payment to the IRS of $45 million, including interest. These matters had been previously reserved for, so the settlement had no impact on our income tax provision or our results of operations. Any future adjustments to the acquired Mirage tax reserves will be recorded as an adjustment to goodwill.

ACCOUNTING PRINCIPLES ADOPTED IN 2003

Classification of Gains and Losses as Extraordinary Items

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements 4, 44, and 64, Amendment of FASB Statement 13, and Technical Corrections as of April 2002" ("SFAS 145"). The key provision of SFAS 145 that affects us rescinds the existing rule that all gains or losses from the extinguishment of debt should be classified as extraordinary items. Instead, such gains and losses must be analyzed to determine if they meet the criteria for extraordinary item classification based on the event being both unusual and infrequent.

We adopted SFAS 145 beginning January 1, 2003. Prior period losses were analyzed to determine if they met the criteria to be classified as extraordinary items. Our prior period losses were reclassified as an element of income from continuing operations.

Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan, as previously required under EITF Issue 94-3. Examples of costs covered by the standard include lease termination costs and certain employee severance costs associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

We adopted SFAS 146 beginning January 1, 2003. The adoption of this statement did not have a material impact on our results of operations or financial position. The time between our commitment to an exit or disposal plan and when costs are actually incurred is typically short.

Guarantee Obligations

In November 2002, the FASB issued its Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that future guarantee obligations be recognized as liabilities at inception of the guarantee contract. It also increases the disclosures required for current and future guarantee obligations.

We have included the disclosures required by FIN 45 in the accompanying notes to consolidated financial statements. We adopted the initial recognition provisions of FIN 45 beginning January 1, 2003. The adoption of this interpretation did not have a material impact on our results of operation or financial position.

Stock-based Compensation

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"). SFAS 148 increases the disclosure requirements for companies which do not voluntarily adopt the fair value based accounting for employee stock compensation prescribed in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" on a retroactive basis. SFAS 148 also requires companies to present the pro forma disclosures in interim financial statements.

We have included the annual disclosures required by SFAS 148 in the accompanying notes to consolidated financial statements, and began presenting the required interim disclosures in 2003.

RECENTLY ISSUED ACCOUNTING STANDARDS

There are no accounting standards issued before December 31, 2003 but effective after December 31, 2003 which are expected to have a material impact on our financial reporting.

MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our long-term debt. We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed rate borrowings and short-term borrowings under our bank credit facilities and commercial paper program.

In the third quarter of 2003, we entered into three interest rate swap agreements, designated as fair value hedges, which effectively convert $400 million of our fixed rate debt to floating rate debt. Under the terms of these agreements, we make payments based on specified spreads over six-month LIBOR, and receive payments equal to the interest payments due on the fixed rate debt. The interest rate swap agreements qualify for the "shortcut method" allowed under Statement of Financial Accounting Standards No. 133, which allows an assumption of no ineffectiveness in the hedging relationship. As such, there is no income statement impact from changes in the fair value of the hedging instruments.

The following table provides information about our interest rate swaps as of December 31, 2003:

Maturity Date	August 1, 2007	February 1, 2008
Notional Value	$ 200 million	$ 200 million
Estimated Fair Value	$ —	$ —
Average Pay Rate*	4.31%	4.09%
Average Receive Rate	6.75%	6.75%

* Interest rates are determined in arrears. These rates have been estimated based on implied forward rates in the yield curve.

As of December 31, 2003, after giving effect to the interest rate swaps discussed above, long-term fixed rate borrowings represented approximately 64% of our total borrowings. Assuming a 100 basis-point change in LIBOR, our annual interest cost would change by approximately $20 million.

AMERICA'S 24-HOUR DESTINATION

PAYS HOMAGE TO THE ORIGINAL CITY THAT DOESN'T SLEEP.

NEW YORK - NEW YORK.

The unmistakable skyline enthralls travelers from miles away. It's Gotham done in the inimitable Las Vegas style, with signature establishments like ESPN Zone and Coyote Ugly. Visitors ride the exciting Manhattan Express, a roller coaster that circumscribes the city, while showgoers take in thrills of a decidedly different bent at *ZUMANITY*™ Another Side of *Cirque du Soleil.*™


NEW YORK
NEW YORK
THRU TRAFFIC

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of MGM MIRAGE

We have audited the accompanying consolidated balance sheets of MGM MIRAGE (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MGM MIRAGE and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Las Vegas, Nevada
January 28, 2004, except for Note 18, as
to which the date is February 10, 2004

MGM MIRAGE AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS

At December 31 (In thousands, except share amounts)	2003	2002
ASSETS		
Current assets		
Cash and cash equivalents	$ 178,047	$ 211,234
Accounts receivable, net	139,475	139,935
Inventories	65,189	68,001
Income tax receivable	9,901	—
Deferred income taxes	49,286	84,348
Prepaid expenses and other	89,641	86,311
Assets held for sale	226,082	—
Total current assets	757,621	589,829
Property and equipment, net	8,681,339	8,762,445
Other assets		
Investment in unconsolidated affiliates	756,012	710,802
Goodwill and other intangible assets, net	267,668	256,108
Deposits and other assets, net	247,070	185,801
Total other assets	1,270,750	1,152,711
	$ 10,709,710	$ 10,504,985
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 85,439	$ 69,959
Income taxes payable	—	637
Current portion of long-term debt	9,008	6,956
Accrued interest on long-term debt	87,711	80,310
Other accrued liabilities	559,445	592,206
Liabilities related to assets held for sale	23,456	—
Total current liabilities	765,059	750,068
Deferred income taxes	1,765,426	1,769,431
Long-term debt	5,521,890	5,213,778
Other long-term obligations	123,547	107,564
Commitments and contingencies (Note 10)		
Stockholders' equity		
Common stock, $.01 par value: authorized 300,000,000 shares, issued 168,268,213 and 166,393,025 shares; outstanding 143,096,213 and 154,574,225 shares	1,683	1,664
Capital in excess of par value	2,171,625	2,125,626
Deferred compensation	(19,174)	(27,034)
Treasury stock, at cost (25,172,000 and 11,818,800 shares)	(760,594)	(317,432)
Retained earnings	1,133,903	890,206
Accumulated other comprehensive income (loss)	6,345	(8,886)
Total stockholders' equity	2,533,788	2,664,144
	$ 10,709,710	$ 10,504,985

The accompanying notes are an integral part of these consolidated financial statements.

MGM MIRAGE AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31 (In thousands, except per share amounts)	2003	2002	2001
Revenues			
Casino	$ 2,075,569	$ 2,042,626	$ 2,015,960
Rooms	835,938	798,562	793,321
Food and beverage	765,242	711,373	680,538
Entertainment, retail and other	647,710	637,791	620,523
	4,324,459	4,190,352	4,110,342
Less: Promotional allowances	(415,643)	(398,104)	(378,706)
	3,908,816	3,792,248	3,731,636
Expenses			
Casino	1,055,536	1,019,761	1,042,011
Rooms	236,050	212,337	216,548
Food and beverage	441,549	396,273	379,313
Entertainment, retail and other	428,834	404,158	410,125
Provision for doubtful accounts	12,570	27,675	70,690
General and administrative	591,155	566,080	552,916
Corporate expense	61,541	43,856	37,637
Preopening and start-up expenses	29,266	14,141	4,130
Restructuring costs (credit)	6,597	(17,021)	23,382
Property transactions, net	(18,336)	14,712	46,062
Depreciation and amortization	404,597	384,890	375,945
	3,249,359	3,066,862	3,158,759
Income from unconsolidated affiliates	53,612	32,361	36,816
Operating income	713,069	757,747	609,693
Non-operating income (expense)			
Interest income	4,310	4,306	5,630
Interest expense, net	(341,114)	(286,636)	(338,783)
Non-operating items from unconsolidated affiliates	(10,401)	(1,335)	(914)
Other, net	(12,160)	(7,611)	(6,036)
	(359,365)	(291,276)	(340,103)
Income from continuing operations before income taxes	353,704	466,471	269,590
Provision for income taxes	(116,592)	(171,271)	(104,402)
Income from continuing operations	237,112	295,200	165,188
Discontinued operations			
Income (loss) from discontinued operations, including loss on disposal of $6,735 (2003)	6,031	(661)	6,803
Benefit (provision) for income taxes	554	(2,104)	(2,176)
	6,585	(2,765)	4,627
Net income	$ 243,697	$ 292,435	$ 169,815
Basic income per share of common stock			
Income from continuing operations	$ 1.59	$ 1.87	$ 1.04
Discontinued operations	0.05	(0.02)	0.03
Net income per share	$ 1.64	$ 1.85	$ 1.07
Diluted income per share of common stock			
Income from continuing operations	$ 1.56	$ 1.85	$ 1.03
Discontinued operations	0.05	(0.02)	0.03
Net income per share	$ 1.61	$ 1.83	$ 1.06

The accompanying notes are an integral part of these consolidated financial statements.

MGM MIRAGE AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 (In thousands)	2003	2002	2001
Cash flows from operating activities			
Net income	$ 243,697	$ 292,435	$ 169,815
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	412,937	398,623	390,726
Amortization of debt discount and issuance costs	35,826	28,527	30,505
Provision for doubtful accounts	13,668	28,352	71,244
Property transactions, net	(18,336)	14,712	47,955
Loss on early retirements of debt	3,244	504	1,197
Loss on disposal of discontinued operations	6,735	—	—
Income from unconsolidated affiliates	(43,211)	(31,765)	(34,446)
Distributions from unconsolidated affiliates	38,000	37,000	36,000
Deferred income taxes	28,362	90,852	65,619
Tax benefit from stock option exercises	9,505	18,050	2,137
Changes in assets and liabilities:			
Accounts receivable	(14,330)	(24,107)	23,726
Inventories	(2,205)	(5,685)	7,464
Income taxes receivable and payable	(10,538)	12,714	(8,512)
Prepaid expenses and other	(8,500)	(16,142)	1,070
Accounts payable and accrued liabilities	16,125	(18,863)	(5,528)
Other	(8,013)	2,751	(3,089)
Net cash provided by operating activities	702,966	827,958	795,883
Cash flows from investing activities			
Purchases of property and equipment	(550,232)	(300,039)	(327,936)
Dispositions of property and equipment	56,614	20,340	26,840
Investments in unconsolidated affiliates	(41,350)	(80,314)	(38,250)
Change in construction payable	12,953	6,313	3,368
Other	(33,673)	(17,510)	(16,227)
Net cash used in investing activities	(555,688)	(371,210)	(352,205)
Cash flows from financing activities			
Net borrowing (repayment) under bank credit facilities	(285,087)	(270,126)	(819,704)
Issuance of long-term debt	600,000	—	400,000
Repurchase of senior notes	(28,011)	—	—
Debt issuance costs	(25,374)	(848)	(8,529)
Issuance of common stock	36,254	45,985	7,837
Purchases of treasury stock	(442,864)	(207,590)	(45,716)
Other	(20,153)	(21,906)	3,437
Net cash used in financing activities	(165,235)	(454,485)	(462,675)
Cash and cash equivalents			
Net increase (decrease) for the year	(17,957)	2,263	(18,997)
Cash related to discontinued operations	(15,230)	—	—
Balance, beginning of year	211,234	208,971	227,968
Balance, end of year	$ 178,047	$ 211,234	$ 208,971
Supplemental cash flow disclosures			
Interest paid, net of amounts capitalized	$ 308,198	$ 266,071	$ 317,773
State, federal and foreign income taxes paid	94,932	44,579	19,342
Non-cash investing and financing transactions			
Acquisition of Detroit development rights	$ —	$ 115,055	$ —

The accompanying notes are an integral part of these consolidated financial statements.

MGM MIRAGE AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2003, 2002 and 2001 (In thousands)

	Common Stock Shares Outstanding	Common Stock Par Value	Capital in Excess of Par Value	Deferred Compensation	Treasury Stock	Retained Earnings	Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances, January 1, 2001	159,130	$ 1,632	$ 2,041,820	$ —	$ (83,683)	$ 427,956	$ (5,280)	$ 2,382,445
Net income	—	—	—	—	—	169,815	—	169,815
Currency translation adjustment	—	—	—	—	—	—	(2,086)	(2,086)
Derivative loss from unconsolidated affiliate, net	—	—	—	—	—	—	(1,784)	(1,784)
Total comprehensive income	—	—	—	—	—	—	—	165,945
Issuance of common stock pursuant to stock option grants	497	5	5,884	—	—	—	—	5,889
Purchases of treasury stock	(2,231)	—	—	—	(45,716)	—	—	(45,716)
Tax benefit from stock option exercises	—	—	2,137	—	—	—	—	2,137
Balances, December 31, 2001	157,396	1,637	2,049,841	—	(129,399)	597,771	(9,150)	2,510,700
Net income	—	—	—	—	—	292,435	—	292,435
Currency translation adjustment	—	—	—	—	—	—	6,085	6,085
Derivative loss from unconsolidated affiliate, net	—	—	—	—	—	—	(5,821)	(5,821)
Total comprehensive income	—	—	—	—	—	—	—	292,699
Issuance of restricted stock	903	—	12,000	(31,769)	19,769	—	—	—
Cancellation of restricted stock	(6)	—	—	212	(212)	—	—	—
Amortization of deferred compensation	—	—	—	4,523	—	—	—	4,523
Issuance of common stock pursuant to stock option grants	2,707	27	45,735	—	—	—	—	45,762
Purchases of treasury stock	(6,426)	—	—	—	(207,590)	—	—	(207,590)
Tax benefit from stock option exercises	—	—	18,050	—	—	—	—	18,050
Balances, December 31, 2002	154,574	1,664	2,125,626	(27,034)	(317,432)	890,206	(8,886)	2,664,144
Net income	—	—	—	—	—	243,697	—	243,697
Currency translation adjustment	—	—	—	—	—	—	12,313	12,313
Derivative income from unconsolidated affiliate, net	—	—	—	—	—	—	2,918	2,918
Total comprehensive income	—	—	—	—	—	—	—	258,928
Cancellation of restricted stock	(10)	—	(54)	352	(298)	—	—	—
Issuance of stock options to non-employees	—	—	313	(313)	—	—	—	—
Amortization of deferred compensation	—	—	—	7,821	—	—	—	7,821
Issuance of common stock pursuant to stock option grants	1,875	19	36,235	—	—	—	—	36,254
Purchases of treasury stock	(13,343)	—	—	—	(442,864)	—	—	(442,864)
Tax benefit from stock option exercises	—	—	9,505	—	—	—	—	9,505
Balances, December 31, 2003	143,096	$ 1,683	$ 2,171,625	$ (19,174)	$ (760,594)	$ 1,133,903	$ 6,345	$ 2,533,788

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — ORGANIZATION

MGM MIRAGE (the "Company"), formerly MGM Grand, Inc., is a Delaware corporation, incorporated on January 29, 1986. As of December 31, 2003 approximately 57% of the outstanding shares of the Company's common stock were owned by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian. MGM MIRAGE acts largely as a holding company and, through wholly-owned subsidiaries, operates hotel, casino and entertainment resorts.

The Company owns and operates the following hotel, casino and entertainment resorts on the Las Vegas Strip in Las Vegas, Nevada: Bellagio, MGM Grand Las Vegas, The Mirage, Treasure Island ("TI"), New York-New York and the Boardwalk Hotel and Casino. The Company owns a 50% interest in the joint venture that owns and operates the Monte Carlo Resort & Casino, also located on the Las Vegas Strip.

The Company owns three resorts in Primm, Nevada at the California/Nevada state line – Whiskey Pete's, Buffalo Bill's and the Primm Valley Resort – as well as two championship golf courses located near the resorts. The Company also owns Shadow Creek, an exclusive world-class golf course located approximately ten miles north of its Las Vegas Strip resorts. Until January 2004, the Company owned and operated the Golden Nugget Las Vegas in downtown Las Vegas and the Golden Nugget Laughlin in Laughlin, Nevada (the "Golden Nugget Subsidiaries"). See Note 3 for information regarding the sale of these resorts.

The Company, through its wholly owned subsidiary, MGM Grand Detroit, Inc., and its local partners formed MGM Grand Detroit, LLC, to develop a hotel, casino and entertainment complex in Detroit, Michigan. MGM Grand Detroit, LLC operates a casino in an interim facility in downtown Detroit. See Note 10 for discussion of the revised development agreement with the City of Detroit and plans for a permanent casino resort.

The Company owns and operates Beau Rivage, a beachfront resort located in Biloxi, Mississippi, and MGM Grand Hotel and Casino in Darwin, Australia – see Note 18 for information regarding the proposed sale of this resort. The Company also owns a 50% interest in a limited liability company that owns Borgata, a casino resort at Renaissance Pointe, located in the Marina area of Atlantic City, New Jersey. Boyd Gaming Corporation owns the other 50% of Borgata and also operates the resort. Borgata opened in July 2003. The Company owns approximately 95 developable acres adjacent to Borgata, a portion of which consists of common roads, landscaping and master plan improvements which the Company designed and developed as required under the agreement with Boyd.

In the second quarter of 2002, the Company received proceeds of $11 million upon termination of management agreements covering four casinos in the Republic of South Africa. Prior to the termination, the Company managed three permanent casinos and one interim casino and received management fees from its partner, Tsogo Sun Gaming & Entertainment. The termination fee was recorded as part of entertainment, retail and other revenues in the accompanying consolidated statements of income.

Until June 30, 2003, the Company operated PLAYMGMMIRAGE.com, the Company's online gaming website based in the Isle of Man. PLAYMGMMIRAGE.com became operational on September 26, 2002. It was initially not actively marketed, and was in the start-up phase through January 31, 2003. The Company ceased operations of the website as of June 30, 2003. See Note 3 for further information.

The Company is actively seeking future development opportunities in the United Kingdom. In May 2003, the Company acquired a 25% interest in Metro Casinos Limited, a United Kingdom gaming company which is developing a new casino in Bristol. See Note 10 for discussion of other potential developments in the United Kingdom.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in unconsolidated affiliates which are 50% or less owned are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's operations are primarily in one segment – operation of casino resorts. Other operations, and foreign operations, are not material.

Management's use of estimates. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Those principles require the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents. Cash and cash equivalents include investments and interest bearing instruments with maturities of three months or less at the date of acquisition. Such investments are carried at cost which approximates market value.

Accounts receivable and credit risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues markers to approved casino customers following background checks and investigations of creditworthiness. At December 31, 2003, a substantial portion of the Company's receivables were due from customers residing in foreign countries. Business or economic conditions or other significant events in these countries could affect the collectibility of such receivables.

Trade receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company's receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience and current economic and business conditions. Management believes that as of December 31, 2003, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

Inventories. Inventories consist of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and equipment. Property and equipment are stated at cost. Gains or losses on dispositions of property and equipment are included in the determination of income. Property and equipment are generally depreciated over the following estimated useful lives on a straight-line basis:

Buildings	40 years
Building improvements	15 to 40 years
Land improvements	15 to 40 years
Equipment, furniture, fixtures, and leasehold improvements	5 to 20 years

We evaluate our property and equipment and other long-lived assets for impairment in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). For assets to be disposed of, we recognize the asset to be sold at the lower of carrying value or fair value less costs of disposal. Fair value for assets to be disposed of is estimated based on comparable asset sales, solicited offers, or a discounted cash flow model.

For assets to be held and used, we review fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

For a discussion of recognized impairment losses, see Note 14. In October 2002, the Company announced the suspension of development activities on its wholly-owned project on the Renaissance Pointe land in Atlantic City. In connection therewith, the Company reviewed the land for potential impairment, and determined that no impairment was indicated. In December 2002, the Company entered into an agreement with Turnberry Associates to form a venture which will construct condominium residences behind MGM Grand Las Vegas. As part of the agreement, the Company will contribute land to the venture. The Company reviewed the land for potential impairment, and determined no impairment was indicated. In June 2003, the Company entered into an agreement to sell the Golden Nugget Subsidiaries. The fair value less costs to sell exceeded the carrying value, therefore no impairment was indicated.

Capitalized interest. The interest cost associated with major development and construction projects is capitalized and included in the cost of the project. When no debt is incurred specifically for a project, interest is capitalized on amounts expended on the project using the weighted-average cost of the Company's outstanding borrowings. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period.

Goodwill and other intangible assets. The Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), on January 1, 2002. The statement provides that goodwill and indefinite-lived intangible assets are no longer amortized, but are instead reviewed for impairment at least annually and between annual test dates in certain circumstances.

As of December 31, 2003 and 2002 goodwill and intangible assets consisted of the following:

At December 31 (In thousands)	2003	2002
Goodwill:		
Mirage acquisition (2000)	$ 76,342	$ 79,678
MGM Grand Darwin acquisition (1995)	34,259	25,826
Other	7,833	--
	118,434	105,504
Indefinite-lived intangible assets:		
Detroit development rights	115,056	115,056
Trademarks and license rights	17,554	17,554
	132,610	132,610
Other intangible assets	16,624	17,994
	$ 267,668	$ 256,108

Goodwill represents the excess of purchase price over fair market value of net assets acquired in business combinations. Goodwill related to the Mirage acquisition was assigned to Bellagio, The Mirage, TI and Golden Nugget Las Vegas. Other goodwill relates to the Company's 2003 acquisition for $9 million of majority interests in the entities that operate the nightclubs Light and Caramel, located in Bellagio, and Mist, located in TI. Changes in the recorded balances of goodwill are as follows:

Year Ended December 31 (In thousands)	2003	2002
Balance, beginning of period	**$ 105,504**	$ 103,059
Currency translation adjustment	**8,433**	2,445
Goodwill assigned to discontinued operations	**(3,336)**	—
Goodwill acquired during the period	**7,833**	—
Balance, end of the period	**$ 118,434**	$ 105,504

The Company's indefinite-lived intangible assets consist primarily of development rights in Detroit (see Note 10) and trademarks. The Company's finite–lived intangible assets consist primarily of lease acquisition costs, amortized over the life of the related leases, and certain license rights with contractually limited terms, amortized over their contractual life.

The Company completed the necessary transition impairment reviews for goodwill and indefinite-lived intangible assets in 2002, and no impairments were indicated. The Company performs its annual impairment test for goodwill and indefinite-lived intangible assets in the fourth quarter of each fiscal year. No impairments were indicated as a result of the annual impairment reviews for goodwill and indefinite-lived intangible assets in 2003 or 2002. Amortization of goodwill and indefinite–lived intangible assets totaled $3 million for the year ended 2001. Had SFAS 142 been in effect, the Company's results would have been as follows:

(In thousands, except per share amounts)

December 31, 2001	As Reported	Adjusted
Net income	$ 169,815	$ 172,484
Basic earnings per share	$ 1.07	$ 1.09
Diluted earnings per share	1.06	1.07

Revenue recognition and promotional allowances. Casino revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs ("casino front money") and for chips in the customers' possession ("outstanding chip liability"). Hotel, food and beverage, entertainment and other operating revenues are recognized as services are performed. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer.

Revenues are recognized net of certain sales incentives in accordance with the Emerging Issues Task Force ("EITF") consensus on Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." The consensus in EITF 01-9 requires that sales incentives be recorded as a reduction of revenue and that points earned in point-loyalty programs, such as our Players Club loyalty program, must be recorded as a reduction of revenue. The Company recognizes incentives related to casino play and points earned in Players Club as a direct reduction of casino revenue.

Existing industry practice related to non-gaming revenues already complied with EITF 01-9. The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is primarily included in casino expenses as follows:

Year Ended December 31 (In thousands)	2003	2002	2001
Rooms	**$ 64,163**	$ 60,589	$ 60,961
Food and beverage	**180,327**	170,916	166,835
Other	**21,560**	19,924	18,403
	$ 266,050	$ 251,429	$ 246,199

Advertising. The Company expenses advertising costs the first time the advertising takes place. Advertising expense, which is generally included in general and administrative expenses, was $56 million, $54 million and $51 million for 2003, 2002 and 2001, respectively.

Corporate expense. Corporate expense represents unallocated payroll and aircraft costs, professional fees and various other expenses not directly related to the Company's casino resort operations. In addition, corporate expense includes the costs associated with the Company's evaluation and pursuit of new business opportunities, which are expensed as incurred until development of a specific project has become probable.

Preopening and start-up expenses. The Company accounts for costs incurred during the preopening and start-up phases of operations in accordance with Statement of Position 98-5, "Reporting on the Costs of Start-up Activities". Preopening and start-up costs, including organizational costs, are expensed as incurred. Costs classified as preopening and start-up expenses include payroll, outside services, advertising, and other expenses related to new or start-up operations and customer initiatives.

Income per share of common stock. The weighted-average number of common and common equivalent shares used in the calculation of basic and diluted earnings per share consisted of the following:

Year Ended December 31 (In thousands)	**2003**	2002	2001
Weighted-average common shares outstanding used in the calculation of basic earnings per share	**148,930**	157,809	158,771
Potential dilution from stock options and restricted stock	**2,662**	2,131	2,051
Weighted-average common and common equivalent shares used in the calculation of diluted earnings per share	**151,592**	159,940	160,822

Stock-based compensation. The Company accounts for stock-based compensation, including employee stock option plans, in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and the Financial Accounting Standards Board's Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25", and discloses supplemental information in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"). The Company does not incur compensation expense for employee stock options when the exercise price is at least 100% of the market value of the Company's common stock on the date of grant. For disclosure purposes, employee stock options are measured at fair value, compensation is assumed to be amortized over the vesting periods of the options, and pro forma results are disclosed as if the Company had applied SFAS 123.

The Company has adopted nonqualified stock option plans and incentive stock option plans which provide for the granting of stock options to eligible directors, officers and employees. The plans are administered by the Compensation and Stock Option Committee of the Board of Directors. Salaried officers, directors and other key employees of the Company and its subsidiaries are eligible to receive options. The exercise price in each instance is 100% of the fair market value of the Company's common stock on the date of grant. The options have 10-year terms and in most cases are exercisable in either four or five equal annual installments.

In November 2001, the Company offered its employees and members of its Board of Directors the opportunity to surrender certain stock options in exchange for the issuance of options equal in number to 90% of the options surrendered. The replacement options were to be granted no earlier than 6 months and one day after the options were surrendered, at an exercise price equal to the market price of the

Company's common stock on the date the replacement options were granted. In connection with the November 2001 offer, 5.7 million options with an average exercise price of $32.57 were surrendered in December 2001 and 5.2 million replacement options with an exercise price of $34.15 were granted in June 2002.

As of December 31, 2003, the aggregate number of shares subject to options available for grant under all of the plans was 2.0 million. A summary of the status of the Company's nonqualified stock option and incentive stock option plans for each of the years ended December 31, 2003, 2002 and 2001 is presented below:

	2003		2002		2001	
	Shares (000's)	**Weighted Average Exercise Price**	Shares (000's)	Weighted Average Exercise Price	Shares (000's)	Weighted Average Exercise Price
Outstanding at						
beginning of year	**14,323**	**$ 27.18**	11,049	$ 20.67	17,567	$ 24.22
Granted	**8,691**	**26.11**	6,484	34.17	905	29.41
Exercised	**(1,875)**	**19.33**	(2,707)	16.99	(759)	17.23
Terminated	**(272)**	**32.76**	(503)	29.51	(6,664)	31.49
Outstanding at end of year	**20,867**	**27.37**	14,323	27.18	11,049	20.67
Exercisable at end of year	**8,835**	**27.01**	7,582	24.90	5,664	18.10

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding (000's)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable (000's)	Weighted Average Exercise Price
$ 10.99 – $ 14.69	1,750	3.8	$ 13.13	1,750	$ 13.13
$ 16.53 – $ 24.70	2,478	5.8	21.88	1,878	21.74
$ 25.16 – $ 37.73	16,531	8.6	29.61	5,180	33.54
$ 40.22 – $ 40.33	108	8.3	40.27	27	40.27
	20,867	7.9	27.37	8,835	27.01

Had the Company accounted for these plans under the fair value method allowed by SFAS 123, the Company's net income and earnings per share would have been reduced to recognize the fair value of employee stock options. The following are required disclosures under SFAS 123 and SFAS 148:

(In thousands, except per share amounts)

Year Ended December 31	2003	2002	2001
Net income			
As reported	**$ 243,697**	$ 292,435	$ 169,815
Stock-based compensation under SFAS 123	**(43,310)**	(47,761)	(12,784)
Pro forma	**$ 200,387**	$ 244,674	$ 157,031
Basic earnings per share			
As reported	**$ 1.64**	$ 1.85	$ 1.07
Stock-based compensation under SFAS 123	**(0.29)**	(0.30)	(0.08)
Pro forma	**$ 1.35**	$ 1.55	$ 0.99
Diluted earnings per share			
As reported	**$ 1.61**	$ 1.83	$ 1.06
Stock-based compensation under SFAS 123	**(0.29)**	(0.30)	(0.08)
Pro forma	**$ 1.32**	$ 1.53	$ 0.98

Reported net income includes $5 million and $3 million, net of tax, of amortization of restricted stock and non-employee stock option compensation for the years ended December 31, 2003 and 2002, respectively. For purposes of computing the pro forma compensation, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rates of 3% in 2003, and 4% in 2002 and 2001; no expected dividend yields for the years presented; expected lives of 5 years for the years presented; and expected volatility of 42% in 2003, 50% in 2002 and 40% in 2001. The estimated weighted average fair value of options granted in 2003, 2002 and 2001 was $10.64, $16.32 and $12.23, respectively.

Currency translation. The Company accounts for currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". Balance sheet accounts are translated at the exchange rate in effect at each balance sheet date. Income statement accounts are translated at the average rate of exchange prevailing during the period. Translation adjustments resulting from this process are charged or credited to other comprehensive income (loss).

Comprehensive income. Comprehensive income includes net income and all other non-stockholder changes in equity, or other comprehensive income. Elements of the Company's other comprehensive income are reported in the accompanying consolidated statement of stockholders' equity, and the cumulative balance of these elements consisted of the following:

At December 31 (In thousands)	2003	2002
Foreign currency translation adjustments	**$ 11,032**	$ (1,281)
Derivative loss from unconsolidated affiliate, net	**(4,687)**	(7,605)
	$ 6,345	$ (8,886)

Reclassifications. The consolidated financial statements for prior years reflect certain reclassifications, which have no effect on previously reported net income, to conform to the current year presentation. See Note 14 for information on classification of "Property transactions, net" in the accompanying consolidated statements of income.

NOTE 3 — DISCONTINUED OPERATIONS

In June 2003, the Company entered into an agreement to sell the Golden Nugget Subsidiaries, including substantially all of the assets and liabilities of those resorts, for approximately $215 million, subject to certain working capital adjustments. This transaction closed in January 2004. Also in June 2003, the Company ceased operations of PLAYMGMMIRAGE.com, its online gaming website ("Online").

The results of the Golden Nugget Subsidiaries and Online are classified as discontinued operations in the accompanying consolidated statements of income for all periods presented. Net revenues of discontinued operations were $231 million, $222 million and $223 million, respectively, for the years ended December 31, 2003, 2002 and 2001. Included in the income (loss) from discontinued operations is an allocation of interest expense based on the ratio of the net assets of the discontinued operations to the total consolidated net assets and debt of the Company. Interest allocated to discontinued operations was $9 million, $9 million and $11 million for the years ended December 31, 2003, 2002 and 2001, respectively. Also included in discontinued operations for the year ended December 31, 2003 is a loss on disposal of Online of $7 million relating primarily to unrecoverable costs of computer hardware and software. The estimated fair value less costs to sell the Golden Nugget Subsidiaries exceeds the carrying value, therefore no impairment was recognized as of December 31, 2003. Included in the tax benefit from discontinued operations for the year ended December 31, 2003 is $2 million of previously unrecognized tax benefits relating to prior year operating losses of Online.

The following table summarizes the assets and liabilities of the Golden Nugget Subsidiaries and Online as of December 31, 2003, included as assets and liabilities held for sale in the accompanying consolidated balance sheet:

At December 31, 2003 (In thousands)	
Cash	$ 15,230
Accounts receivable, net	6,024
Inventories	4,321
Prepaid expenses and other	5,174
Total current assets	30,749
Property and equipment, net	185,516
Other assets, net	9,817
Total assets	226,082
Accounts payable	2,180
Other current liabilities	20,885
Total current liabilities	23,065
Long-term debt	391
Total liabilities	23,456
Net assets	$ 202,626

NOTE 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

At December 31 (In thousands)	2003	2002
Casino	**$ 159,569**	$ 166,612
Hotel	**36,376**	50,024
Other	**22,617**	13,770
	218,562	230,406
Less: Allowance for doubtful accounts	**(79,087)**	(90,471)
	$ 139,475	$ 139,935

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

At December 31 (In thousands)	2003	2002
Land	**$ 4,103,693**	$ 4,113,622
Buildings, building improvements and land improvements	**3,798,143**	3,807,228
Equipment, furniture, fixtures and leasehold improvements	**1,960,094**	1,934,147
Construction in progress	**465,471**	298,809
	10,327,401	10,153,806
Less: Accumulated depreciation and amortization	**(1,646,062)**	(1,391,361)
	$ 8,681,339	$ 8,762,445

NOTE 6 — INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The Company has investments in unconsolidated affiliates accounted for under the equity method. Under the equity method, carrying value is adjusted for the Company's share of the investees' earnings and losses, as well as capital contributions

to and distributions from these companies. Investments in unconsolidated affiliates consisted of the following:

At December 31 (In thousands)	2003	2002
Victoria Partners – Monte Carlo (50%)	$ 420,853	$ 421,483
Marina District Development Company - Borgata (50%)	335,159	289,319
	$ 756,012	$ 710,802

The Company's investments in unconsolidated affiliates were recorded at their estimated fair value at the date of the Mirage Acquisition, which value exceeded the Company's share of the net assets of the unconsolidated affiliates by approximately $361 million. Substantially all of this difference relates to the excess of the fair value of land owned by the affiliates over its pre-existing carrying value. The investment balance also includes interest capitalized on the Borgata investment, which is being amortized over 40 years.

The Company recorded its share of the results of operations of the unconsolidated affiliates as follows:

Year Ended December 31 (In thousands)	2003	2002	2001
Income from unconsolidated affiliates	$ 53,612	$ 32,361	$ 36,816
Preopening and start-up expenses	(19,326)	(7,757)	(2,376)
Non-operating items from unconsolidated affiliates	(10,401)	(1,335)	(914)
Net income	$ 23,885	$ 23,269	$ 33,526

Summarized balance sheet information of the unconsolidated affiliates is as follows:

At December 31 (In thousands)	2003	2002
Current assets	$ 81,193	$ 57,033
Property and other assets, net	1,309,242	1,036,895
Current liabilities	81,526	145,119
Long-term debt and other liabilities	622,701	331,241
Equity	686,208	617,568

Summarized results of operations of the unconsolidated affiliates are as follows:

Year Ended December 31 (In thousands)	2003	2002	2001
Net revenues	$551,669	$ 250,317	$ 256,586
Operating expenses, except preopening expenses	(441,526)	(184,268)	(189,738)
Preopening and start-up expenses	(39,186)	(15,514)	(4,899)
Operating income	70,957	50,535	61,949
Interest expense	(21,700)	(1,212)	(4,684)
Other nonoperating income (expense)	4,297	(1,336)	3,469
Net income	$ 53,554	$ 47,987	$ 60,734

NOTE 7 — OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

At December 31 (In thousands)	2003	2002
Salaries and related	$165,211	$ 173,047
Casino outstanding chip liability	75,280	62,690
Taxes, other than income taxes	40,189	44,168
Casino front money	45,642	42,803
Advance deposits and ticket sales	39,499	39,601
Amounts due to City of Detroit	22,344	37,760
Other liabilities	171,280	192,137
	$559,445	$ 592,206

NOTE 8 — LONG-TERM DEBT

Long-term debt consisted of the following:

At December 31 (In thousands)	2003	2002
Senior Credit Facility:		
$1.5 Billion Revolving Credit Facility	$ 525,000	$ —
$1.0 Billion Term Loan	1,000,000	—
$2.0 Billion Revolving Credit Facility	—	1,800,000
$525 Million Revolving Credit Facility	—	—
$50 Million Revolving Line of Credit	50,000	50,000
Australian Bank Facility, due 2004	11,868	15,726
Other Note due to Bank	38,000	40,000
$300 Million 6.95% Senior Notes, due 2005, net	301,128	302,169
$200 Million 6.625% Senior Notes, due 2005, net	196,029	192,830
$250 Million 7.25% Senior Notes, due 2006, net	236,294	232,176
$710 Million 9.75% Senior Subordinated Notes, due 2007, net	705,713	704,459
$200 Million 6.75% Senior Notes, due 2007, net	183,405	179,603
$200 Million 6.75% Senior Notes, due 2008, net	181,517	177,698
$200 Million 6.875% Senior Notes, due 2008, net	198,802	198,509
$600 Million 6% Senior Notes, due 2009	600,000	—
$825 Million ($850 Million in 2002) 8.5% Senior Notes, due 2010, net	821,722	846,116
$400 Million 8.375% Senior Subordinated Notes, due 2011	400,000	400,000
$100 Million 7.25% Senior Debentures, due 2017, net	81,211	80,567
Other Notes	209	881
	5,530,898	5,220,734
Less: Current portion	(9,008)	(6,956)
	$ 5,521,890	$ 5,213,778

Total interest incurred during 2003, 2002 and 2001 was $356 million, $349 million and $418 million, respectively, of which $15 million, $62 million and $79 million, respectively, was capitalized.

On November 24, 2003, the Company entered into the Third Amended and Restated Loan Agreement providing for bank financing totaling $2.5 billion from a syndicate of banks each led by Bank of America, N.A. (collectively, the "Senior Credit Facility"). The Senior Credit Facility consists of (1) a $1.5 billion senior revolving credit facility which matures on November 24, 2008 (the "$1.5 billion Revolving Credit Facility"); and (2) a $1.0 billion term loan, which matures on November 24, 2008 (the "$1.0 billion Term Loan"). The $1.0 billion Term Loan reduces by 20% over the final three years of the loan. The Senior Credit Facility replaced the previous senior credit facilities, which were also provided by syndicates of banks each led by Bank of America, N.A. and, as amended, consisted of a $2.0 billion senior revolving credit facility and a $525 million senior revolving credit facility.

Interest on the Senior Credit Facility is based on the bank reference rate or Eurodollar rate. The Company's borrowing rate on the Senior Credit Facility (or previous credit facilities in 2002) was approximately 2.8% in both 2003 and 2002. Stand-by letters of credit totaling $52 million were outstanding as of December 31, 2003 under the Senior Credit Facility.

In September 2003, the Company issued $600 million of 6% Senior Notes due 2009. The proceeds were used to reduce the amount outstanding under the Company's $2.0 billion revolving credit facility. In August 2003, the Company's Board of Directors authorized the repurchase of up to $100 million of the Company's public debt securities. Subsequently, the Company repurchased $25 million of the Company's $850 Million 8.50% Senior Notes, due 2010. The Company recorded a loss of $3.2 million related to repurchase premiums and unamortized debt issue costs.

The Company established a commercial paper program during 2001 that provides for the issuance, on a revolving basis, of up to $500 million of uncollateralized short-term notes. The Company is required to maintain credit availability under its Senior Credit Facility equal to the outstanding principal amount of commercial paper borrowings. No commercial paper borrowings were outstanding at December 31, 2003 or 2002.

In September 2002, the Company entered into a $50 million unsecured revolving line of credit with a bank. The Company is in the process of amending this line of credit to increase the capacity to $100 million on terms similar to the Company's Senior Credit Facility. In August 2002, the Company terminated its MGM Grand Detroit, LLC credit facility, originally due in 2003. The early termination resulted in a loss of $0.5 million for the write-off of unamortized debt issuance costs.

The Company has a shelf registration statement declared effective by the Securities and Exchange Commission in May 2000. The shelf registration statement originally allowed the Company to issue a total of up to $2.75 billion of debt and equity securities from time to time in public offerings. As of December 31, 2003, the Company had remaining capacity under the shelf registration statement of $190 million. Any future public offering of securities under the shelf registration statement will only be made by means of a prospectus supplement.

The Company attempts to limit its exposure to interest rate risk by managing the mix of its long-term fixed rate borrowings and short-term borrowings under its bank credit facilities and commercial paper program. In August 2003, the Company entered into three interest rate swap agreements, designated as fair value hedges, which effectively convert $400 million of the Company's fixed rate debt to floating rate debt. Under the terms of these agreements, the Company makes payments based on specified spreads over six-month LIBOR, and receives payments equal to the interest payments due on the fixed rate debt. The interest rate swap agreements qualify for the "shortcut method" allowed under Statement of Financial Accounting Standards No. 133, which allows an assumption of no ineffectiveness in the hedging relationship. As such, there is no income statement impact from changes in the fair value of the hedging instruments. Instead, the fair value of the instruments is recorded as an asset or liability on the Company's balance sheet, with an offsetting adjustment to the carrying value of the related debt. At December 31, 2003, the fair value of the interest rate swap agreements was not material.

During 2001 and 2002, the Company entered into several interest rate swap agreements, designated as fair value hedges, which effectively converted a portion of the Company's fixed rate debt to floating rate debt. By the second quarter of 2002, the Company had terminated these interest rate swap agreements. The Company received net payments totaling $11 million during 2001 and 2002 upon the termination of these swap agreements. These amounts have been added to the carrying value of the related debt obligations and are being amortized and recorded as a reduction of interest expense over the remaining life of that debt.

The Company and each of its material subsidiaries, excluding MGM Grand Detroit, LLC and the Company's foreign subsidiaries, are directly liable for or unconditionally guarantee the Senior Credit Facility, senior notes, senior debentures, and senior subordinated notes. MGM Grand Detroit, LLC is a guarantor under the Senior Credit Facility, but only to the extent that the proceeds of borrowings under such facilities are made available to MGM Grand Detroit, LLC. Substantially all of the Company's assets, other than assets of foreign subsidiaries and certain assets in use at MGM Grand Detroit, are pledged as collateral for the Company's senior notes, excluding subordinated notes, and the Company's bank credit facilities.

The Company's long-term debt obligations contain certain customary covenants. The Company's Senior Credit Facility contains covenants that require the Company to maintain certain financial ratios. At December 31, 2003, the Company was required to maintain a maximum leverage ratio (average debt to EBITDA, as defined) of 5.5:1, which decreases periodically to 4.75:1 by December 2007. The

Company must also maintain a minimum coverage ratio (EBITDA to interest charges, as defined) of 2.75:1. As of December 31, 2003, the Company's leverage and interest coverage ratios were 4.6 and 3.6, respectively.

Maturities of the Company's long-term debt as of December 31, 2003 are as follows:

Years ending December 31 (In thousands)	
2004	$ 97,019
2005	502,900
2006	250,027
2007	910,028
2008	1,925,028
Thereafter	1,925,075
	5,610,077
Debt discount	(82,994)
Swap deferred gain	3,815
	$ 5,530,898

Amounts due in 2004 intended to be refinanced through available capacity under the Company's Senior Credit Facility have been excluded from current liabilities in the accompanying consolidated balance sheet.

The estimated fair value of the Company's long-term debt at December 31, 2003 was approximately $6.0 billion, versus its book value of $5.6 billion. At December 31, 2002, the estimated fair value of the Company's long-term debt was approximately $5.6 billion, versus its book value of $5.2 billion. The estimated fair value of the Company's public debt securities was based on quoted market prices on or about December 31, 2003 and 2002. The estimated fair value of the Company's outstanding credit facility borrowings was assumed to approximate book value due to the short-term nature of the borrowings.

NOTE 9 — INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred income tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied.

The income tax provision attributable to continuing operations and discontinued operations is as follows:

Year Ended December 31 (In thousands)	**2003**	2002	2001
Continuing operations	**$ 116,592**	$ 171,271	$ 104,402
Discontinued operations	**(554)**	2,104	2,176
	$116,038	$ 173,375	$ 106,578

The income tax provision attributable to income from continuing operations before income taxes is as follows:

Year Ended December 31 (In thousands)	**2003**	2002	2001
Current—federal	**$ 67,840**	$ 49,706	$ 25,650
Deferred—federal	**40,142**	111,981	69,385
Provision for federal income taxes	**107,982**	161,687	95,035
Current—state	**5,167**	6,169	6,156
Deferred—state	**(682)**	(51)	366
Provision for state income taxes	**4,485**	6,118	6,522
Current—foreign	**2,654**	6,379	3,436
Deferred—foreign	**1,471**	(2,913)	(591)
Provision for foreign income taxes	**4,125**	3,466	2,845
	$ 116,592	$ 171,271	$ 104,402

Reconciliation of the federal income tax statutory rate and the Company's effective tax rate is as follows:

Year Ended December 31	2003	2002	2001
Federal income tax statutory rate	**35.0%**	35.0%	35.0%
State income tax (net of federal benefit)	**0.8**	0.9	1.5
Reversal of reserves for prior tax years	**(3.8)**	—	—
Permanent and other items	**1.0**	0.8	2.2
	33.0%	36.7%	38.7%

The major tax effected components of the Company's net deferred tax liability are as follows:

At December 31 (In thousands)	2003	2002
Deferred tax assets—federal and state		
Bad debt reserve	**$ 34,502**	$ 44,648
Tax credit carryforwards	**—**	17,694
Net operating loss carryforward	**9,929**	9,575
Preopening and start-up costs	**20,232**	26,497
Accruals, reserves and other	**35,058**	28,390
	99,721	126,804
Less: Valuation allowance	**(9,682)**	(7,073)
	90,039	119,731
Deferred tax liabilities—federal and state		
Property and equipment	**(1,680,918)**	(1,675,251)
Other	**(125,407)**	(131,180)
	(1,806,325)	(1,806,431)
Deferred taxes—*foreign*	**146**	1,617
Net deferred tax liability	**$ (1,716,140)**	$ (1,685,083)

For U.S. federal income tax return purposes, the Company has a net operating loss carryforward of $6 million, which will begin to expire in 2009. For state income tax purposes, the Company has a New Jersey net operating loss carryforward of $133 million, which equates to a deferred tax asset of $8 million, after federal tax effect, and before valuation allowance. The New Jersey net operating loss carryforwards begin to expire in 2004.

At December 31, 2003, there is a $10 million valuation allowance provided on certain New Jersey state net operating loss carryforwards and other New Jersey state deferred tax assets because management believes these assets do not meet the "more likely than not" criteria for recognition under SFAS 109. Management believes all other deferred tax assets are more likely than not to be realized because of the future reversal of existing taxable temporary differences and expected future taxable income. Accordingly, there are no other valuation allowances provided at December 31, 2003.

NOTE 10 — COMMITMENTS AND CONTINGENCIES

Leases. The Company leases real estate and various equipment under operating and, to a lesser extent, capital lease arrangements. Certain real estate leases provide for escalation of rent based upon a specified price index and/or based upon periodic appraisals.

At December 31, 2003, the Company was obligated under non-cancelable operating leases and capital leases to make future minimum lease payments as follows:

Years ending December 31 (In thousands)	Operating Leases	Capital Leases
2004	$ 9,735	$ 666
2005	8,848	666
2006	8,462	667
2007	7,315	593
2008	6,580	259
Thereafter	310,878	—
Total minimum lease payments	$ 351,818	2,851
Less: Amounts representing interest		(287)
Total obligations under capital leases		2,564
Less: Amounts due within one year		(578)
Amounts due after one year		$ 1,986

The current and long-term obligations under capital leases are included in the "Other accrued liabilities" and "Other long-term obligations" captions, respectively, in the accompanying consolidated balance sheets. Rental expense for operating leases was $19 million, $20 million and $23 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Detroit Development Agreement. Under the August 2002 revised development agreement with the City of Detroit, MGM Grand Detroit, LLC and the Company are subject to certain obligations. The City of Detroit required payments of $44 million, of which $38 million had been made as of December 31, 2003; the transfer of assets of $3 million; indemnification of up to $20 million related to the Lac Vieux and certain other litigation, of which $2 million has been paid as of December 31, 2003; and continued letter of credit support for $50 million of bonds issued by the Economic Development Corporation of the City of Detroit for land purchases along the Detroit River. The letter of credit will be drawn on to make interest and principal payments on the bonds, which mature in 2009. The remaining obligations have been classified as other accrued liabilities or other long-term obligations, depending on the expected payment date.

The Company recorded an intangible asset (development rights, deemed to have an indefinite life) of approximately $115 million in connection with its obligations under the revised development agreement. In addition to the above obligations, the Company will pay the City 1% of gaming revenues (2% if annual revenues exceed $400 million) beginning January 1, 2006.

The Company is currently in the process of obtaining land and developing plans for the permanent casino facility, and currently expects the project to cost approximately $575 million (including land, capitalized interest and preopening expenses, but excluding approximately $115 million of payments to the City discussed above). The design, budget and schedule of the permanent facility are not finalized, and the ultimate timing, cost and scope of the project are subject to risks attendant to large-scale projects.

The ability to construct the permanent casino facility is currently subject to resolution of the Lac Vieux litigation. In January 2002, the 6th Circuit Court of Appeals ruled that the ordinance governing the casino developer selection process in Detroit violated the First Amendment to the United States Constitution, because of preference given to certain bidders. The Company's operating subsidiary did not receive preference in the selection process. The 6th Circuit Court remanded the case to the Federal District Court, which rejected the plaintiff's request for a re-bidding process and determined that the only suitable remedy to the plaintiff was declaring the ordinance unconstitutional. The plaintiff has appealed, and the 6th Circuit Court has issued an injunction, pending appeal, prohibiting the City and the developers from commencing construction pending further action of the 6th Circuit Court. Therefore, it is unknown when construction of the permanent facility will commence or when the permanent facility will open.

Borgata. The Company initially contributed 27 acres of land for its ownership interest in Borgata. Boyd Gaming Corporation contributed $223 million of cash and Borgata obtained a $630 million secured bank credit facility, which is non-recourse to the Company. The Company is required to contribute an additional $136 million in cash to the venture to fund the project, of which $133 million of such contributions, including contributions made by Mirage before the Mirage Acquisition, have been made as of December 31, 2003.

United Kingdom. In October 2003, the Company entered into an agreement with Earls Court and Olympia Group, which operates large exhibition and trade show facilities in London, to form a jointly owned company which would develop a large entertainment and gaming facility, which the Company would operate in space leased from Earls Court and Olympia, to complement the existing Olympia facilities. The Company made a deposit of £2 million ($3 million based on exchange rates at December 31, 2003), which is refundable if proposed gaming law reforms are not implemented by December 2005. Otherwise, the deposit will be applied to the first year's rent on a lease between the new company and Earls Court and Olympia. The

Company would make a nominal equity investment and would provide a loan for half of the estimated £130 million ($232 million based on exchange rates at December 31, 2003) of development costs. The agreement is subject to implementation of proposed gaming law reforms and a tax structure acceptable to the Company, and obtaining required planning and other approvals. The Company would own 82.5% of the entity.

In November 2003, the Company entered into an agreement with Newcastle United PLC to create a 50-50 joint venture which would build a major new mixed-use development, including casino development, on a site adjacent to Newcastle's football stadium. Newcastle United PLC will contribute the land to the joint venture, and the Company will make an equity investment of £5 million ($9 million based on exchange rates at December 31, 2003), which is refundable if certain conditions have not been met by January 2008. The Company would develop and operate the complex, as well as own the casino development in leased premises within the complex. The complex is expected to be financed through project-specific borrowings. The agreement is subject to implementation of proposed gaming law reforms and a tax structure acceptable to the Company, and obtaining required planning and other approvals.

New York Racing Association. The Company has an understanding with the New York Racing Association ("NYRA") to manage video lottery terminals ("VLTs") at NYRA's Aqueduct horseracing facility in metropolitan New York. The Company would assist in the development of the facility, including providing project financing, and would manage the facility for a fee. The project is anticipated to cost $135 million. Work was halted on the VLT facility in August 2003 pending the outcome of an investigation of certain aspects of NYRA's operations by Federal prosecutors. In December 2003, NYRA reached agreement with the Justice Department whereby NYRA was indicted with prosecution deferred. NYRA agreed to pay a fine and the indictment will be dismissed with prejudice upon NYRA implementing certain reforms and otherwise complying with the terms of the agreement. The Company's participation is subject to a definitive agreement, regulatory approvals and certain legislative changes by the State of New York.

Guarantees. The Company is party to various guarantee contracts in the normal course of business, which are generally supported by letters of credit issued by financial institutions. The Company's Senior Credit Facility limits the amount of letters of credit that can be issued to $200 million, and the amount of available borrowings under the Senior Credit Facility is reduced by any outstanding letters of credit. At December 31, 2003, the Company had provided a $50 million letter of credit to support the Economic Development Corporation bonds referred to above, which are a liability of the Company.

Litigation. The Company is a party to various legal proceedings, most of which relate to routine matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company's financial position or results of operations.

NOTE 11 — STOCKHOLDERS' EQUITY

Share repurchases are only conducted under repurchase programs approved by the Board of Directors and publicly announced. Share repurchase activity was as follows:

Year Ended December 31 (In thousands)	2003	2002	2001
August 2001 authorization (1.4 million, 6.4 million, and 2.2 million shares purchased)	$ 36,034	$ 207,590	$ 45,716
February 2003 authorization (10 million shares purchased)	335,911	—	—
November 2003 authorization (2 million shares purchased)	70,919	—	—
	$ 442,864	$ 207,590	$ 45,716
Average price of shares repurchased	$ 33.17	$ 32.28	$ 20.47

At December 31, 2003, there were 8 million shares available for repurchase under the November 2003 authorization.

In May 2002, the Board of Directors approved a restricted stock plan. The plan allowed for the issuance of up to 1,000,000 shares of Company common stock to certain key employees. The restrictions on selling these shares lapse 50% on the third anniversary date from the grant date and 50% on the fourth anniversary date after the grant date. Through December 31, 2003, 903,000 shares were issued, with an aggregate value of $32 million. This amount was recorded as deferred compensation in the accompanying consolidated balance sheet and is being amortized to operating expenses on a straight-line basis through the period in which the restrictions fully lapse. Amortization of deferred compensation was $8 million and $5 million for the years ended December 31, 2003 and 2002, respectively, and 887,000 shares were outstanding under the plan at December 31, 2003. In November 2002, the Board of Directors determined that no more awards would be granted under the restricted stock plan.

NOTE 12 — EMPLOYEE BENEFIT PLANS

Employees of the Company who are members of various unions are covered by union-sponsored, collectively bargained, multi-employer health and welfare and defined benefit pension plans. The Company recorded an expense of $77 million in 2003, $66 million in 2002 and $54 million in 2001 under such plans. The plans' sponsors have not provided sufficient information to permit the Company to determine its share of unfunded vested benefits, if any.

The Company is self-insured for most health care benefits for its non-union employees. The liability for claims filed and estimates of claims incurred but not reported is included in the "Other accrued liabilities" caption in the accompanying consolidated balance sheets.

The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code covering its non-union employees. The plans allow employees to defer, within prescribed limits, up to 20% of their income on a pre-tax basis through contributions to the plans. The Company matches, within prescribed limits, a portion of eligible employees' contributions. The Company recorded charges for matching contributions of $10 million in 2003, $12 million in 2002 and $14 million in 2001.

The Company maintains a nonqualified deferred retirement plan for certain key employees. The plan allows participants to defer, on a pre-tax basis, a portion of their salary and bonus and accumulate tax deferred earnings, plus investment earnings on the deferred balances, as a retirement fund. Participants receive a Company match of up to 4% of salary, net of any Company match received under the Company's 401(k) plan. All employee deferrals vest immediately. The Company matching contributions vest ratably over a three-year period. The Company recorded charges for matching contributions of $2 million in 2003, $1 million in 2002 and $1 million in 2001.

The Company implemented a supplemental executive retirement plan ("SERP") for certain key employees effective January 1, 2001. The SERP is a nonqualified plan under which the Company makes quarterly contributions which are intended to provide a retirement benefit that is a fixed percentage of a participant's estimated final five-year average annual salary, up to a maximum of 65%. Company contributions and investment earnings on the contributions are tax-deferred and accumulate as a retirement fund. Employees do not make contributions under this plan. A portion of the Company contributions and investment earnings thereon vests after three years of SERP participation and the remaining portion vests after both five years of SERP participation and 10 years of continuous service. The Company recorded expense of $5 million, $5 million and $4 million under this plan in 2003, 2002 and 2001, respectively.

NOTE 13 — RESTRUCTURING COSTS

In connection with the Mirage Acquisition, management initiated a comprehensive restructuring plan designed to reduce costs and improve efficiencies of the combined operations of the Company. This restructuring resulted in a charge against earnings in the second quarter of 2000 totaling $18 million, primarily related to the accrual of costs

associated with contract terminations and staffing reductions of approximately $6 million, the buyout of various leases of approximately $11 million and other related restructuring costs of $1 million. Approximately 125 people were affected by the reductions, primarily at the Company's operating resorts (excluding the Mirage properties). In December 2002, the Company recorded a restructuring credit of $10 million related to a lease contract termination accrual originally recorded in June 2000. In December 2002 management determined that payment under this obligation was not probable.

In 2001, management responded to a decline in business volumes caused by the September 11 attacks by implementing cost containment strategies which included a significant reduction in payroll and a refocusing of several of the Company's marketing programs. Approximately 6,700 employees (on a full-time equivalent basis) were laid off or terminated, resulting in a $22 million charge against earnings, primarily related to the accrual of severance pay, extended health care coverage and other related costs in connection with these personnel reductions. As a result of improving business levels and the Company's success at re-hiring a substantial number of previously laid off or terminated employees, management determined in 2002 that a portion of the remaining accrual would now not be necessary. This resulted in a restructuring credit of $10 million. An additional $2 million restructuring charge related to the termination of the Holiday Inn franchise agreement at the Boardwalk Hotel and Casino was incurred in 2001.

The Company recorded $3 million of restructuring charges in December 2002 related to contract termination costs for a restaurant and the EFX! show at MGM Grand Las Vegas.

2003 restructuring costs included $2 million related to the closure of the Siegfried & Roy show, primarily for severance costs of employees involved in the show's production. Also, we terminated a restaurant lease and closed two marketing offices, resulting in $4 million of contract termination charges. Other severance of $1 million in 2003 related primarily to restructuring of table games staffing at several resorts.

The following table summarizes restructuring costs and period-end restructuring accruals:

(In thousands)	Initial Provision	Cash Payments	Non-cash reductions	Balance at December 31, 2003
2000 restructuring in connection with the Mirage Acquisition	$ 18,040	$ (8,134)	$ (9,857)	$ 49
2001 restructuring in response to the events of September 11, 2001	21,841	(11,420)	(10,421)	—
2001 franchise termination costs	1,880	(1,880)	—	—
2002 lease and show termination costs	3,257	(3,257)	—	—
2003 lease termination costs	4,049	(798)	—	3,251
2003 Siegfried & Roy show closure – The Mirage	1,623	(910)	—	713
2003 other severance	925	(654)	—	271
	$ 51,615	$ (27,053)	$ (20,278)	$ 4,284

NOTE 14 — PROPERTY TRANSACTIONS, NET

Property transactions, net consisted of the following:

Year Ended December 31 (In thousands)	**2003**	2002	2001
Gain on sale of North Las Vegas land	**$ (36,776)**	$ —	$ —
Siegfried & Roy theatre write-down – The Mirage	**1,408**	—	—
Write-down of Atlantic City Boardwalk land held for sale	**—**	—	31,501
Tropical Storm Isidore damage – Beau Rivage	**—**	7,824	—
Write-off of Detroit development costs	**—**	4,754	—
Impairment of assets to be disposed of	**5,764**	2,134	14,561
Demolition costs	**6,614**	—	—
Other net losses on asset sales or disposals	**4,654**	—	—
	$ (18,336)	$ 14,712	$ 46,062

Prior to 2003, the Company classified gains and losses on routine asset sales or disposals as a non-operating item at some resorts and as an operating item at other resorts. Management believes the preferable presentation of these items is as an element of operating income. Prior period statements have not been reclassified as such transactions were not material in the prior periods. Until 2003, demolition costs were typically capitalized as part of new construction. The Company began expensing demolition costs on major construction projects as incurred on January 1, 2003, and is accounting for this change in policy prospectively. Demolition costs were not material in prior periods. Demolition costs in 2003 relate to preparation for the Bellagio standard room remodel, Bellagio expansion and new theatre at MGM Grand Las Vegas.

In October 2003 the Company sold 315 acres of land in North Las Vegas, Nevada near Shadow Creek for approximately $55 million, which resulted in a pretax gain of approximately $37 million. Also in 2003, the Company recorded write-downs and impairments of assets abandoned or replaced with new construction, primarily at MGM Grand Las Vegas in preparation for new restaurants and the new theatre.

In 2002, Tropical Storm Isidore caused property damage at Beau Rivage totaling $8 million, including clean-up costs. The amount of the write-down for damaged assets was determined based on the net book value of the assets and engineering estimates. In connection with the revised development agreement in Detroit, we wrote off $5 million, which was the net book value of previously incurred development costs associated with the riverfront permanent casino site ($9 million), offset by previously accrued obligations no longer required under the revised development agreement ($4 million). Also in 2002, the Company recorded write-downs and impairments of assets abandoned or replaced with new construction.

The 2001 write-down of the Atlantic City Boardwalk land resulted from a reassessment of the fair value of the land subsequent to the September 11 attacks. The revised carrying value was based on comparable sales data adjusted for the impact of legislation authorizing large-scale gaming in the state of New York, which management believes had a negative impact on real estate values on the Atlantic City Boardwalk. The remaining 2001 charge relates to several assets abandoned during the quarter in response to the September 11 attacks, primarily in-progress construction projects which management terminated after the attacks.

NOTE 15 — RELATED PARTY TRANSACTIONS

The Company's related party transactions consisted of the following revenues (expenses):

Year Ended December 31 (In thousands)	**2003**	2002	2001
Hotel and other revenue from related parties	**$ 871**	$ 764	$ 409
License fees to entities under common ownership	**(1,000)**	(1,000)	(1,200)
Professional fees to directors or firms affiliated with directors	**(1,551)**	(1,815)	(1,021)
Other related party expenses	**(468)**	(224)	(1,133)
	$ (2,148)	$ (2,275)	$ (2,945)

In addition, the Company engaged in transactions with its unconsolidated affiliates. In 2003, the Company paid Monte Carlo $4 million as a result of closing the tram between Bellagio and Monte Carlo in preparation for the Bellagio expansion. The Company leases two acres of land to Borgata and received $1 million in 2003 and 2002 under this lease. Borgata is required to pay for a portion of the masterplan improvements at Renaissance Pointe, and the Company is responsible for environmental cleanup costs incurred by Borgata. The net amount reimbursed to the Company under these arrangements for the years ended December 31, 2003, 2002 and 2001 was $10 million, $8 million and $9 million, respectively. At December 31, 2003, Borgata owes the Company an additional $3 million under these arrangements.

NOTE 16 — CONSOLIDATING CONDENSED FINANCIAL INFORMATION

The Company's subsidiaries (excluding MGM Grand Detroit, LLC and certain minor subsidiaries) have fully and unconditionally guaranteed, on a joint and several basis, payment of the Senior Credit Facility, the senior notes and the senior subordinated notes. Separate condensed financial statement information for the subsidiary guarantors and non-guarantors as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 is as follows:

As of and for the Year Ended December 31 (In thousands)	2003				
Balance Sheet	**Parent**	**Guarantor Subsidiaries**	**Non-Guarantor Subsidiaries**	**Elimination**	**Consolidated**
Current assets	$ 63,085	$ 608,549	$ 85,987	$ —	$ 757,621
Property and equipment, net	9,373	8,525,531	158,407	(11,972)	8,681,339
Investment in subsidiaries	8,023,527	186,114	—	(8,209,641)	—
Investment in unconsolidated affiliates	127,902	970,275	—	(342,165)	756,012
Other non-current assets	47,251	312,699	154,788	—	514,738
	$ 8,271,138	$10,603,168	$ 399,182	$(8,563,778)	$10,709,710
Current liabilities	$ 116,734	$ 585,316	$ 63,009	$ —	$ 765,059
Intercompany accounts	(781,455)	756,181	25,274	—	—
Deferred income taxes	1,761,706	—	3,720	—	1,765,426
Long-term debt	4,640,365	878,651	2,874	—	5,521,890
Other non-current liabilities	—	71,702	51,845	—	123,547
Stockholders' equity	2,533,788	8,311,318	252,460	(8,563,778)	2,533,788
	$ 8,271,138	$10,603,168	$ 399,182	$(8,563,778)	$10,709,710
Statement of Operations					
Net revenues	$ —	$ 3,466,394	$ 442,422	$ —	$ 3,908,816
Equity in subsidiaries earnings	646,997	110,528	—	(757,525)	—
Expenses:					
Casino and hotel operations	—	1,945,203	216,766	—	2,161,969
Provision for doubtful accounts	—	13,188	(618)	—	12,570
General and administrative	—	532,591	58,564	—	591,155
Corporate expense	5,892	55,649	—	—	61,541
Preopening and start-up expenses	105	28,711	450	—	29,266
Restructuring costs (credit)	248	6,349	—	—	6,597
Property transactions, net	363	(19,855)	1,156	—	(18,336)
Depreciation and amortization	1,081	367,030	36,486	—	404,597
	7,689	2,928,866	312,804	—	3,249,359
Income from unconsolidated affiliates	—	53,612	—	—	53,612
Operating income	639,308	701,668	129,618	(757,525)	713,069
Interest expense, net	(280,752)	(53,378)	(2,674)	—	(336,804)
Other, net	(6,134)	(16,427)	—	—	(22,561)
Income from continuing operations before income taxes	352,422	631,863	126,944	(757,525)	353,704
Provision for income taxes	(108,725)	—	(7,867)	—	(116,592)
Income from continuing operations	243,697	631,863	119,077	(757,525)	237,112
Discontinued operations	—	6,585	—	—	6,585
Net income	$ 243,697	$ 638,448	$ 119,077	$ (757,525)	$ 243,697
Statement of Cash Flows					
Net cash provided by (used in) operating activities	$ (307,999)	$ 868,231	$ 142,681	$ 53	$ 702,966
Net cash provided by (used in) investing activities	(5,000)	(525,983)	(20,658)	(4,047)	(555,688)
Net cash provided by (used in) financing activities	310,575	(385,004)	(94,800)	3,994	(165,235)

As of and for the Year Ended December 31 (In thousands)	2002				
Balance Sheet	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Current assets	$ 92,459	$ 442,231	$ 55,139	$ —	$ 589,829
Property and equipment, net	10,375	8,597,957	166,085	(11,972)	8,762,445
Investment in subsidiaries	7,490,107	122,897	—	(7,613,004)	—
Investment in unconsolidated affiliates	127,902	925,065	—	(342,165)	710,802
Other non-current assets	39,037	261,768	141,104	—	441,909
	$ 7,759,880	$10,349,918	$ 362,328	$ (7,967,141)	$10,504,985
Current liabilities	$ 131,589	$ 548,801	$ 69,678	$ —	$ 750,068
Intercompany accounts	(1,147,323)	1,147,867	(544)	—	—
Deferred income taxes	1,769,017	—	414	—	1,769,431
Long-term debt	4,341,253	863,579	8,946	—	5,213,778
Other non-current liabilities	1,200	50,074	56,290	—	107,564
Stockholders' equity	2,664,144	7,739,597	227,544	(7,967,141)	2,664,144
	$ 7,759,880	$10,349,918	$ 362,328	$ (7,967,141)	$10,504,985
Statement of Operations					
Net revenues	$ —	$ 3,353,772	$ 438,476	$ —	$ 3,792,248
Equity in subsidiaries earnings	671,076	108,361	—	(779,437)	—
Expenses:					
Casino and hotel operations	—	1,828,744	203,785	—	2,032,529
Provision for doubtful accounts	—	27,317	358	—	27,675
General and administrative	—	515,682	50,398	—	566,080
Corporate expense	3,268	40,588	—	—	43,856
Preopening and start-up expenses	403	13,738	—	—	14,141
Restructuring costs (credit)	—	(17,021)	—	—	(17,021)
Property transactions, net	—	9,958	4,754	—	14,712
Depreciation and amortization	2,683	352,910	26,239	3,058	384,890
	6,354	2,771,916	285,534	3,058	3,066,862
Income from unconsolidated affiliates	—	32,361	—	—	32,361
Operating income	664,722	722,578	152,942	(782,495)	757,747
Interest expense, net	(239,510)	(26,347)	(16,473)	—	(282,330)
Other, net	—	(10,370)	(1,634)	3,058	(8,946)
Income from continuing operations before income taxes	425,212	685,861	134,835	(779,437)	466,471
Provision for income taxes	(132,777)	(31,022)	(7,472)	—	(171,271)
Income from continuing operations	292,435	654,839	127,363	(779,437)	295,200
Discontinued operations	—	(2,765)	—	—	(2,765)
Net income	$ 292,435	$ 652,074	$ 127,363	$ (779,437)	$ 292,435
Statement of Cash Flows					
Net cash provided by (used in) operating activities	$ 1,206,670	$ (530,952)	$ 151,443	$ 797	$ 827,958
Net cash provided by (used in) investing activities	(3,588)	(339,380)	(27,179)	(1,063)	(371,210)
Net cash provided by (used in) financing activities	(1,212,536)	896,900	(139,114)	265	(454,485)

For the Year Ended December 31, 2001 (In thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Elimination	Consolidated
Statement of Operations					
Net revenues	$ —	$ 3,335,249	$ 396,387	$ —	$ 3,731,636
Equity in subsidiaries earnings	556,780	92,007	—	(648,787)	—
Expenses:					
Casino and hotel operations	—	1,860,234	187,763	—	2,047,997
Provision for doubtful accounts	—	69,930	760	—	70,690
General and administrative	—	507,317	45,599	—	552,916
Corporate expense	10,073	27,564	—	—	37,637
Preopening and start-up expenses	—	4,030	100	—	4,130
Restructuring costs	—	23,410	(28)	—	23,382
Write-downs and impairments	—	45,827	235	—	46,062
Depreciation and amortization	1,079	346,643	28,223	—	375,945
	11,152	2,884,955	262,652	—	3,158,759
Income from unconsolidated affiliates	—	36,816	—	—	36,816
Operating income	545,628	579,117	133,735	(648,787)	609,693
Interest expense, net	(286,231)	(28,170)	(18,752)	—	(333,153)
Other, net	1,493	(8,323)	(120)	—	(6,950)
Income from continuing operations before income taxes	260,890	542,624	114,863	(648,787)	269,590
Provision for income taxes	(91,075)	(537)	(12,790)	—	(104,402)
Income from continuing operations	169,815	542,087	102,073	(648,787)	165,188
Discontinued operations	—	4,627	—	—	4,627
Net income	$ 169,815	$ 546,714	$ 102,073	$ (648,787)	$ 169,815
Statement of Cash Flows					
Net cash provided by (used in) operating activities	$ (310,773)	$ 979,451	$ 123,180	$ 4,025	$ 795,883
Net cash provided by (used in) investing activities	(80)	(314,219)	(37,783)	(123)	(352,205)
Net cash provided by (used in) financing activities	324,830	(712,425)	(71,178)	(3,902)	(462,675)

NOTE 17 — SELECTED QUARTERLY FINANCIAL RESULTS (UNAUDITED)

(In thousands, except per share amounts)	2003					2002				
Quarter	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
Net revenues	$ 960,244	$ 985,344	$ 989,645	$ 973,583	$ 3,908,816	$ 950,005	$ 970,924	$ 948,920	$ 922,399	$ 3,792,248
Operating income	161,411	174,557	162,680	214,421	713,069	202,114	228,507	183,111	144,015	757,747
Income from continuing operations	49,548	55,852	43,687	88,025	237,112	79,997	100,380	72,937	41,886	295,200
Net income	51,003	53,750	47,209	91,735	243,697	81,956	101,875	69,560	39,044	292,435
Basic income per share:										
Income from continuing operations	$ 0.33	$ 0.37	$ 0.29	$ 0.61	$ 1.59	$ 0.51	$ 0.63	$ 0.46	$ 0.27	$ 1.87
Net income	0.34	0.36	0.32	0.64	1.64	0.52	0.64	0.44	0.25	1.85
Diluted income per share:										
Income from continuing operations	$ 0.32	$ 0.36	$ 0.29	$ 0.60	$ 1.56	$ 0.50	$ 0.62	$ 0.45	$ 0.27	$ 1.85
Net income	0.33	0.35	0.31	0.62	1.61	0.51	0.63	0.43	0.25	1.83

Because income per share amounts are calculated using the weighted average number of common and dilutive common equivalent shares outstanding during each quarter, the sum of the per share amounts for the four quarters may not equal the total income per share amounts for the year.

As described in Note 3, the results of the Golden Nugget Subsidiaries and MGM MIRAGE Online are classified as discontinued operations for all periods presented. Since the transactions occurred in June 2003, the amounts previously reported in the March 31, 2003 Form 10-Q did not reflect the results of these operations as discontinued. The amounts presented above for the quarters ended March 31, 2003 and 2002 reflect the reclassification.

NOTE 18 — SUBSEQUENT EVENTS

Proposed Acquisition of Wembley plc. In January 2004, the Company reached an agreement with Wembley plc ("Wembley") on the terms of a cash acquisition by the Company of Wembley. The Company has offered Wembley's shareholders 750 pence per share, valuing Wembley at $490 million as of the date of the offer. Wembley has no material indebtedness. Wembley's operations consist of greyhound racing and video lottery terminals at its Lincoln Park facility in Rhode Island, three greyhound tracks and one horse racing track in Colorado, and six greyhound tracks in the United Kingdom. A member of the Wembley plc group, Lincoln Park, Inc., and two executives of the Wempley plc group are subject to indictment in Rhode Island. The Company will purchase Wembley free and clear of the indictment and any related liabilities. Under an agreement with the United States Department of Justice, the indictment will proceed against a new entity funded by Wembley which the Company will not be acquiring. The transaction is expected to close by the third quarter of 2004, subject to requisite court and shareholder approval, the completion of the Lincoln Park reorganization and receipt of necessary regulatory approvals.

Agreement with The British Land Company PLC. In February 2004, the Company announced an agreement in principle with The British Land Company PLC whereby the Company would operate a casino in leased premises within a newly developed leisure and entertainment complex adjacent to the Meadowhall Shopping Centre in Sheffield UK. The agreement is subject to implementation of proposed gaming law reforms and a tax structure acceptable to the Company, and obtaining required planning and other approvals.

Proposed Sale of MGM Grand Australia. In February 2004, the Company entered into an agreement to sell the subsidiaries that own and operate MGM Grand Australia for A$195 (approximately $150 million), subject to certain working capital adjustments. This transaction is expected to be completed by the third quarter of 2004, subject to customary sales conditions and regulatory approval. The results of MGM Grand Australia will be reclassified as discontinued operations beginning in the first quarter of 2004. The subsidiaries being sold had approximately $89 million of total assets at December 31, 2003, of which $40 million was property and equipment, net and $34 million was goodwill. These subsidiaries had total liabilities of approximately $11 million at December 31, 2003.

INVESTOR INFORMATION

The following table represents the high and low trading prices of the Company's common stock:

For the years ended December 31,	2003		2002	
	High	Low	High	Low
First Quarter	$ 34.45	$ 24.09	$ 37.20	$ 28.00
Second Quarter	35.50	26.40	42.00	32.55
Third Quarter	38.59	32.38	37.85	27.80
Fourth Quarter	38.20	34.05	38.80	29.85

The Company's common stock is listed on the New York Stock Exchange. The symbol is MGG.

Forward-Looking Statements

This Annual Report contains some forward-looking statements which are subject to change. Actual results may differ materially from those described in any forward-looking statement. Additional information concerning potential factors that could affect our future results is included under the caption "Factors that May Affect Our Future Results" in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2003. This statement is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Transfer Agent and Registrar For Common Stock

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
www.melloninvestor.com
1-800-356-2017

Independent Public Accountants

Deloitte & Touche LLP
3773 Howard Hughes Parkway
Suite 490, North Tower
Las Vegas, NV 89109

Form 10-K

A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to:

Mr. Bryan L. Wright
Vice President, Assistant General Counsel and Assistant Secretary
MGM MIRAGE
3600 Las Vegas Blvd. South
Las Vegas, NV 89109

CORPORATE INFORMATION

DIRECTORS

J. Terrence Lanni
Director/Officer
Chairman & Chief Executive Officer

John T. Redmond
Director/Officer
President & Chief Executive Officer,
MGM Grand Resorts, LLC

Robert H. Baldwin
Director/Officer
President & Chief Executive Officer,
Mirage Resorts, Incorporated

James J. Murren
Director/Officer
President, Chief Financial Officer
& Treasurer

Gary N. Jacobs
Director/Officer
Executive Vice President, General
Counsel & Secretary

James D. Aljian
Director
Executive, Tracinda Corporation

Terry N. Christensen
Director
Partner, Christensen, Miller, Fink,
Jacobs, Glaser, Weil & Shapiro, LLP

Willie D. Davis
Director
President & Director,
All-Pro Broadcasting, Inc.

Alexander M. Haig, Jr.
Director
Chairman, Worldwide
Associates, Inc.

Alexis M. Herman
Director
President, Alexis M. Herman, LLC

Roland Hernandez
Director
President, Hernandez Media
Ventures

Kirk Kerkorian
Director
President & Chief Executive Officer,
Tracinda Corporation

George J. Mason
Director
Senior Managing Director,
Bear Stearns & Co., Inc.

Ronald M. Popeil
Director
Chief Executive Officer, RONCO, Inc.

Daniel M. Wade
Director

Melvin B. Wolzinger
Director
General Partner, W.W. Investment Co.

Alex Yemenidjian
Director
Chairman & Chief Executive Officer,
Metro Goldwyn Mayer Inc.

OFFICERS

Alan Feldman
Senior Vice President
Public Affairs

Phyllis A. James
Senior Vice President & Senior
Counsel

Cynthia Kiser Murphey
Senior Vice President
Human Resources

Glenn D. Bonner
Vice President
Chief Information Officer

Daniel J. D'Arrigo
Vice President – Finance

Kyle Edwards
Vice President – Security

Shelley A. Mansholt
Vice President
Corporate Communications

Punam Mathur
Vice President – Corporate
Diversity & Community Affairs

Jennifer D. Michaels
Vice President – Public Relations

Robert W. Rudloff
Vice President – Internal Audit

Shawn Sani
Vice President – Tax

Robert C. Selwood
Vice President – Accounting

Bryan L. Wright
Vice President, Assistant General
Counsel & Assistant Secretary

CORPORATE DIRECTORY

MGM MIRAGE
3600 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-693-7120
www.mgmmirage.com

Bellagio
3600 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-693-7111
Reservations
1-702-693-7444
1-888-987-3456
www.bellagiolasvegas.com

MGM Grand Las Vegas
3799 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-891-1111
Reservations
1-702-891-7777
1-800-929-1111
www.mgmgrand.com

The Mirage
3400 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-791-7111
Reservations
1-702-791-7444
1-800-627-6667
www.themirage.com

Treasure Island
3300 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-894-7111
Reservations
1-702-894-7444
1-800-944-7444
www.treasureisland.com

New York-New York Hotel & Casino
3790 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-740-6969
Reservations
1-702-740-6900
1-800-693-6763
www.nynyhotelcasino.com

Primm Valley Resorts
PO Box 95997
Las Vegas, NV 89183
1-702-382-1212
Reservations
1-800-FUN-STOP
1-800-386-7867
www.primmvalleyresorts.com

The Boardwalk Hotel & Casino
3750 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-735-2400
Reservations
1-800-635-4581
www.boardwalklv.com

MGM Grand Detroit
1300 John C. Lodge
Detroit, MI 48226
1-313-393-7777
www.detroit.mgmgrand.com

Beau Rivage
875 Beach Blvd
Biloxi, MS 39530
1-228-386-7111
1-888-750-7111
Reservations
1-888-595-2534
www.beaurivage.com

MGM Grand Australia
Gilruth Avenue
Mindil Beach
Darwin Northern Territory
0801 Australia
International Number
011-61-8-89438888
www.mgmgrand.com.au

Monte Carlo
3770 Las Vegas Blvd South
Las Vegas, NV 89109
1-702-730-7777
Reservations
1-702-730-7000
1-800-311-8999
www.monte-carlo.com

Borgata Hotel Casino & Spa
One Borgata Way
Atlantic City, NJ 08401
1-609-677-1000
1-800-845-0711
www.theborgata.com



[illegible] Las Vegas [illegible]
performing magic that defies logic [illegible]
showcasing the most exotic animals
on earth.





These "Magicians of the Century" have created a spectacle that has dazzled the world for decades, leaving audiences breathless and amazed.



[illegible]ZING Siegfried & Roy's love and respect for th[illegible] connected with fans worldwide in over 5,750 performances [illegible]

THEY MET ON AN OCEAN LINER CROSSING THE ATLANTIC, AND THE REST IS HISTORY.

Siegfried was born in a small village outside of Munich, Germany on June 13, 1939, and bought his first book on magic at the age of eight. Roy was born October 3, 1944 in a small town outside of Hamburg, Germany, and was a bellboy on the ocean liner, The Bremen, when he met Siegfried, the ship's entertainer.

Siegfried & Roy played venues throughout Europe, but playing Las Vegas was their dream.

In May, 1987, they signed an unprecedented five-year, $57 [illegible] million contract to headline in their own theater bearing their name at the newly designed Mirage Hotel and Casino.

Over 13 years later, after 5,750 performances at The Mirage, the Magicians of the Century, Siegfried & Roy, have left a mark on entertainment worldwide that may never be equaled.

ONE BILLION DOLLARS IN GROSS REVENUES

5,750 LIVE PERFORMANCES

TEN MILLION STANDING OVATIONS

2 LIVING LEGENDS

THE NAMES ARE MAGIC SIEGFRIED & ROY [illegible]

AN ERA OF EXTRAORDINARY LAS VEGAS ENTERTAINMENT THAT WILL LIVE IN HEARTS AND MINDS FOREVER

On stage they introduced spectacle, imagination and wonder, thrilling the great and common man alike, shattering box office records along the way.

Off stage they continue to bring equal passion to their love for exotic animals. The Siegfried & Roy legacy of the white tiger and the white lion conservation program spans more than twenty years and lives on three continents.


THE MIRAGE
MAGICIANS OF THE CENTURY
Kenneth Feld presents
SIEGFRIED & ROY

When the honor roll of Las Vegas entertainers is called, two names will stand at the top of the list. On behalf of the MGM MIRAGE family, we'd like to pay tribute to our good friends and partners, Siegfried & Roy, whose focus on bringing original entertainment and fellowship to the world have inspired us all.



MGM MIRAGE™

POWERHOUSE